AGORA SA

File No.: 82 – 4941



Warsaw, August 7th, 2003

United States
Securities and Exchange Commission
Washington D.C. 20549



Submission under Rule 12g3-2b exemption

Issuer: Agora SA
File No.: 82 – 4941

SUPPL

Enclosed, please find the Company's announcements released between April 17, 2003 and August 7, 2003.

The information contained herein is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and shall not be deemed filed with SEC under that Act.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Sincerely,

Katarzyna Galant
Corporate Affairs Specialist

Phone: + 48 22 555 60 17
Fax: + 48 22 840 00 67

File No.: 82 – 4941

The Company's Announcement released on April 19, 2003: Member of the board announces stock sale.

The Management Board of Agora SA with its seat in Warsaw hereby informs about having been notified that on April 18th, 2003 the Vice President of the Board - Ms. Helena Luczywo - received information regarding the settlement of the share disposal order placed on April 16th, 2003 and the sale of 48,761 (say: forty eight thousand seven hundred and sixty one) ordinary bearer shares of Agora SA. The transactions were carried out on the Warsaw Stock Exchange during sessions that took place between April 16th - April 17th, 2003. The average sales price was PLN 41,96 per share.

The shares sold by Ms. Helena Luczywo as a result of completion of the order placed on April 16th, 2003 constituted 3.7% of the total number of shares held by Ms. Luczywo on April 15th, 2003.

After the transaction Helena Luczywo holds 1,278,568 shares of Agora SA.

The Company's Announcement released on May 13, 2003: Financial report for 1 Q 2003.

AGORA GROUP

THE MANAGEMENT DISCUSSION AND ANALYSIS OF THE COMPANY'S INTERIM RESULTS

FOR THE FIRST QUARTER OF 2003 PRESENTED ACCORDING TO

THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

REVENUES PLN 198.6 MLN, EBITDA PLN 37.8 MLN, OPERATING CASH FLOW PLN 34.3 MLN

All the data below represent the period from January to March of 2003, unless indicated otherwise, while the comparison refers to the first quarter of 2003 versus the first quarter of 2002.

Market data sources
Advertising market data referred herein are based on Agora's estimates adjusted for average discount rate and stated in current prices. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data of AGB Polska, CR Media monitoring, AMS according to Media Watch monitoring and Agora Monitoring.

The data on the number of sold copies of daily newspapers is based on National Circulation Audit Office (ZKDP).

HIGHLIGHTS:

- The Polish advertising market declined by 1% yoy, and its daily newspaper segment went down by 11%.
- The Group continued restructuring its new businesses in line with 2003 operating goals.
- Total revenues of the Group reached PLN 198.6 million and grew by 20%; the newspaper segment sales declined by 6%.
- The Group posted EBITDA of PLN 37.8 million which translated into 19% EBITDA margin; the newspaper segment reached EBITDA margin of 24.9%.

- Operating cost before D&A (excluding AMS, radio stations and magazines) were down by 1.8% and amounted to PLN 121.1 million.
- The Group generated PLN 34.3 million operating cash flow, and its long-term debt stood at PLN 139.5 million. The Group does not expect any liquidity problems in regard to its further investment plans.
- Weekly readership of *Gazeta Wyborcza* increased to 19.2%. This is the best quarterly result since 1998.

Wanda Rapaczynski, the President of the Management Board, said:

"Thanks to new businesses Agora's revenue increased by 20%. However, the advertising market in the first quarter was worse than we expected, especially for newspapers. We are focusing on key business objectives. We are making sure that *Gazeta's* market position remains unassailable, we have the first market and restructuring successes in the new businesses."

I. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.1. Economy

The economic indicators in Poland and worldwide have not provided cause for optimism. According to the preliminary data of the Main Statistical Office (GUS), the GDP growth in Poland in the first quarter of 2003 was lower than expected; it did not exceed 2.1% and remained flat compared to the fourth quarter of last year. Unemployment rate (18.7% by the end of March) and retail sales figures are far from optimistic as well.

1.2. Advertising market

According to Agora's estimates the total advertising spending in Poland decreased by 1% in the first quarter of 2003. The pace of the decline slowed down in comparison with the fourth quarter of 2002. However, the market still remains in the red.

Important advertising categories continued to decelerate. The decline was still observed in automotive and home and construction advertisements (down 8% and 6%, respectively). On the other hand, telecom advertisers increased their budgets by as much as 47%. The cosmetics category went up by 9%, and employment ads - important leading indicators of the economy - posted a growth of 4%.

The slowdown of the negative trend in the first quarter of 2003 was attributed to TV. Television segment posted revenue growth of 3% and increased its share in total advertising spending by 2 pp. Radio advertisements grew by 9.3%, while outdoor expenditures slid by 5%.

Worse than expected results were recorded in the print market, particularly in the daily newspaper segment. Advertising spending in the print media went down by 7.4% and its share in the total advertising decreased by 2.5 pp. The decline of daily newspaper market was even steeper and reached as much as 11%.

The least affected by the advertising recession were magazines (off 2.8%). This was due to better performance of their key categories, such as health (up 11%) and clothing (up 38%) and revenue streams from typical newspaper advertising categories such as telecom (up 56%) and home and housing (up 2%).

The national dailies were the most affected print segment (down 15.2%). Such a slide was caused by a very strong competition of national TV stations. Owing to the scale of their discounts and – in effect – a very low CPT, the national TV broadcasters became an attractive alternative to press for national advertisers.

The most affected in the national dailies market were three of the biggest advertising categories: automotive (down 27%), finance (down 48%) and official announcements (down 8%). The growth was recorded by telecom (up 26%), travel (up 7%) and employment (up 1%).

1.3. Circulation market
According to the National Circulation Audit Office (ZKDP), the number of newspapers sold in the first quarter of 2003 shrank by 5.2%, while copy sales of national dailies declined by 9.3% (excluding the daily *Zycie*, which ceased publication in December 2002, the market declined by 6.3% in comparison to the first quarter of 2002).
In the first three months of 2003 we also witnessed an aggressive competition among national magazine publishers. It mainly focused on very active promotion by means of attaching free gifts and radically reducing the cover prices.

1.4. The media law
The draft media law, approved by the government in the beginning of last year, set very restrictive limits on cross-ownership, granted more power to the Broadcast Council and was aimed at strengthening the position of the public media at the expense of the commercial media. The changes could have impeded the growth of the commercial media in Poland, including Agora.

In December 2002 - after the commercial media protested against the bill, and after *Gazeta Wyborcza* revealed an attempt to extort from Agora a USD 17.5 million bribe in exchange for a favorable media law – the work of Culture and Media Committee was suspended. The special committee appointed by the Parliament deemed many provisions of the draft to be unconstitutional. Despite the boycott by the opposition MPs, the Parliament decided to continue its work on the draft. The Culture and Media Committee took note of the special committee's findings, as well as UKIE (Committee for European Integration) report on the violation of the EU law by this draft. Some amendments were introduced and the draft was sent down to the Parliament.

As of the day of the release of this report, it is not clear when the bill will be debated on the floor of the Parliament.

2. INTERNAL FACTORS

2.1. Company's growth
In line with the operating goals adopted for the current year, the magazine division worked intensively to enhance the advertising and readership offer of the key titles. In February 2003, we launched a new automotive magazine *Auto+*. The first two issues sold an average of 80 thousand copies and were a market success. In March we kicked off with a new face-lifted *Poradnik Domowy* (Good Housekeeping). The first issue sold 500 thousand copies. The magazine division will continue promotional activities of selected magazine titles.

In the first quarter of 2003 the Agora Group continued restructuring the liabilities of AMS. AMS paid off loans from Agora in the amount of PLN 35 million and decreased the balance of loans due to the Agora Group to PLN 30 million. Agora also increased AMS's share capital by PLN 30 million. The above activities aimed at improving the AMS balance sheet and hence its credit worthiness.
Pursuant to the operating goal for this year, in the first quarter of 2003 the Management Board of AMS continued cost containment program (e.g. rental fees reduction) and completed the restructuring of the sales force.

2.2. Revenue and operating cost
Since the Group's results include, as of the second quarter of 2002, the financials of the magazines and consolidation of the radio business), as well as AMS (full method consolidation from the fourth quarter of 2002), the first quarter 2003 earnings are not comparable to the corresponding quarter of last year. The financials of the new businesses impact both revenue and cost lines. To facilitate comparability, in part II (point 3) of this comment, the Management Board of Agora presents the main items of the Group's profit and loss account excluding magazines, radio business and AMS.
In the first quarter of 2003 the new businesses (radio, AMS and magazines) increased the Group's revenue by PLN 41.7 million. At the same time, new businesses contributed negatively to the operating profit by PLN 7.9 million and net profit by PLN 10.0 million.
Two important factors affecting the Group's cost are production materials (primarily newsprint purchased by Agora) and external printing. Both cost items are exposed to foreign currency exchange risk. In the first quarter of the year we saw appreciation of EURO vis a vis PLN. The average exchange rate in the period increased by 15.8% in comparison with the average rate in the first quarter of last year and by 4.8% vis a vis the fourth quarter of last year. Thanks to lower newsprint price in EURO by around 14% and production volume by 4.8%, the cost of newsprint purchased by Agora in the first quarter of 2003 went down by 10.1%.

Possible further appreciation of EURO vis a vis PLN may negatively impact the Group's cost. According to the Group's estimates 1% growth of EURO versus PLN will increase operating cost before D&A by PLN 0.3 million in the second quarter of 2003.

3. PROSPECTS FOR THE REMAINDER OF THE YEAR

The conditions of the advertising market in the first quarter of this year suggest that the decline is slowing down. However, the market remains in the red and the economic situation in Poland and abroad indicate that it might remain so in the following quarters.

Given the mixed economic signals, weaker than expected GDP growth, and steeper than assumed slump of daily newspaper advertising revenues, benefiting television, the Management Board has revised its market assumptions for 2003. The total advertising market (current prices) will remain flat yoy; TV will grow by 2.9%, radio by 4.7% and outdoor by 2%. However, the print market will lose 5.1%. Advertising expenditure in the daily newspaper segment will shrink by 8.8% (revised from the previous forecast of the print market decline of and 3.5% and dailies decline of 5.5%).

In view of such a market scenario, the Management Board assumes a further few percent decrease of *Gazeta Wyborcza's* advertising sales, and a notch decline of its market share in the daily newspaper segment. At this point and taking into account the first quarter results, the Management Board would like to point out that reaching of the goal of 10% revenue growth for the Group in 2003 will be very difficult.

With respect to the announcement by Axel Springer that it plans to start a new national newspaper in Poland, the Management Board of Agora would like to underscore that the Company has several years of necessary experience in the Polish print market and is well prepared to face the competition. Although, the appearance of a new player in the newspaper market will result in additional cost to the Company, the strong market position of *Gazeta Wyborcza,* as well as synergies achieved among various media within the Group, will help Agora to better defend the newspaper's readership and market position.

II. FINANCIAL RESULTS -abridged financial statements of the Agora Group

The consolidated financial statement of the Agora Group for the first quarter of 2003 includes Agora SA, Agora Poligrafia Sp. z o.o., the Art Marketing Syndicate S.A. Group (AMS), 21 subsidiary and associated companies of the radio business.

Comparable data for the first quarter of 2002 includes consolidation of two companies: Agora SA and Agora Poligrafia Sp. z o.o.

The first consolidated statement of the Agora Group including subsidiary and associated companies of the radio business was prepared for the second quarter of 2002. Since the impact of the results of the previously not consolidated subsidiary and associated companies on the comparative financial statements is immaterial, the consolidated comparable financial statements have not been adjusted for this change. The cumulative impact of this change on shareholders' equity has been charged to shareholders' equity at the opening balance sheet as at January 1, 2002.

From the fourth quarter of 2002, the financial results of the AMS Group are consolidated with the results of the Agora Group by means of the full method.

To enhance comparability, the major items of the Profit and Loss Account of the Agora Group excluding the magazines (influence on the financial results of the Group from April 2002) and the AMS Group and radio related companies are presented in part II point 3 of this MD&A.

The influence of the radio related companies, the AMS Group and the magazines incorporation into the consolidation results on major items of the Profit and Loss Account in the first quarter of 2003 is presented in part III hereof ("Operating review – major businesses of the Agora Group").

1. THE FINANCIAL STATEMENTS OF THE GROUP FOR THE FIRST QUARTER OF 2003 INCLUDE THE FINANCIALS OF THE FOLLOWING COMPANIES:

Companies consolidated by means of the full consolidation method	Agora's equity holding as at 31/03/03	Companies valued with the equity method	Agora's equity holding as at 31/03/03

1	Agora SA	
2	Agora Poligrafia Sp. z o.o.	100.00%
3(*)	The Art Marketing Syndicate S.A. Group	99.48%
4	KKK FM S.A.	84.18%
5	Elita Sp. z o.o.	99.08%
6	Radio Trefl Sp. z o.o.	99.96%
7	IM 40 Sp. z o.o.	72.01%
8	LRR Sp. z o.o.	100.00%
9	O'le Sp. z o.o.	100.00%
10	Karolina Sp. z o.o.	100.00%
11	City Radio Sp. z o.o.	100.00%
12	ZUH „Uznam" Sp. z o.o.	100.00%
13	ROM Sp. z o.o.	100.00%
14	Barys Sp. z o.o.	89.78%
15	Agencja Reklamowa Jowisz Sp. z o. o.	99.12%
16	Radio Pomoże Sp. z o.o.	100.00%
17(**)	Twoje Radio Sp. z o.o.	95.32%
18(***)	Multimedia Plus Sp. z o.o.	23.99%
19	Wibor Sp. z o.o.	48.99%
20	Jan Babczyszyn Radio Jazz FM	42.00%
21	BOR Sp. z o.o.	47.19%
22	Inforadio Sp. z o.o.	41.61%
23	Radio Wanda Sp. z o.o.	27.00%
24	Radio Mazowsze Sp. z o.o.	23.95%

(*) the AMS Group includes: Art Marketing Syndicate S.A., Adpol Sp. z o.o., Akcent Media Sp. z o.o.

(**) indirectly, through Agencja Reklamowa Jowisz Sp. z o.o.

(***) on March 31, 2003, as a result of the sale of shares constituting 24% of share capital of the company Multimedia Plus Sp. z o.o., Agora's share was diluted from 47.99% to 23.99%

The remaining companies, in which Agora SA owns shares, are not consolidated as they are immaterial from the perspective of the accounting standards.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

In PLN million	I Q 2003	I Q 2002	% change yoy
Sales	198.6	165.6	20.0%
Operating cost	(197.1)	(146.7)	34.4%
Operating profit (loss)	1.5	18.9	(92.0%)
Interest in net results of associates	(0.3)	-	-
Gain on disposal of long term investments	0.3	-	-
Provisions for losses on investments	(0.9)	(1.0)	(6.5%)
Interest and financial items	(3.8)	5.6	-
Profit (loss) before income taxes	(3.2)	23.5	-
Income taxes	(1.4)	(7.0)	(79.8%)
Minority interests	(0.2)	-	-
Net profit (loss)	(4.8)	16.5	-
EPS - net profit per 1 common share (PLN)	(0.08)	0.29	-
EBIT	1.5	18.7	(92.1%)
EBIT margin (EBIT/Revenue)	0.7%	11.3%	(10.6 pp)
EBITDA	37.8	42.1	(10.2%)
EBITDA margin (EBITDA/Revenue)	19.0%	25.4%	(6.4 pp)

2.1 Revenue structure of the Agora Group

Changes in the structure of the Group's revenue result from the inclusion of the magazines into the press segment and consolidation of radio businesses and the AMS Group.

Revenue structure of the Agora Group In PLN million	I Q 2003	Share of total revenue in I Q 2003	I Q 2002	Share of total revenue in I Q 2002	% change yoy	% change yoy (pp)
A. Copy sales	56.1	28.3%	48.7	29.4%	15.4%	(1.1 pp)
incl. among others *Gazeta Wyborcza*	47.0	23.6%	48.3	29.1%	(2.7%)	(5.5 pp)

Magazines	9.1	4.6%	-	-	-	4.6 pp
B. Ad sales	134.5	67.7%	110.4	66.7%	21.8%	1.0 pp
incl. among others *Gazeta Wyborcza(*)*	94.9	47.8%	108.5	65.6%	(12.5%)	(17.8 pp)
Magazines	6.6	3.3%	-	-	-	3.3 pp
Outdoor	23.4	11.8%	-	-	-	11.8 pp
Radio (**)	6.0	3.0%	-	-	-	3.0 pp
C. Other revenue	12.6	6.3%	6.5	3.9%	94.0%	2.4 pp
incl. Print services (***)	7.0	3.5%	1.9	1.1%	269.1%	2.4 pp
D. Internal sales of the Group excluded in consolidation (****)	(4.6)	(2.3%)	-	-	-	(2.3 pp)
incl. ads on the panels of AMS (****)	(3.3)	(1.7%)	-	-	-	(1.7 pp)
Total revenue of the Group	198.6	100.0%	165.6	100.0%	20.0%	0.0 pp

(*) sales of advertising and inserts
(**) ad sales of the radio related companies consolidated by means of the full consolidation method
(***) sales of printing services to external clients
(****) for the companies consolidated by means of the full consolidation method

Notes to data presented in the table above
Items A. and B. are not decreased by internal sales within the companies of the Agora Group.
The internal sales between Agora SA and Agora Poligrafia Sp. z o.o. were excluded only in item C. (to maintain clarity of the structure of the revenue). The major revenue of Agora Poligrafia Sp. z o.o. is the sale of printing services to Agora SA. Agora –Poligrafia Sp. z o.o. uses the printing presses leased from Agora SA.
Other internal revenue within the Agora Group (excluded in consolidation) is presented in item D. in the table above (total internal sales within the Agora Group decreased by internal sales between Agora SA and Agora Poligrafia Sp. z o.o.).

2.2 Major products and services of the Agora Group **and operating profits and cost** are presented in detail in part III hereof ("Operating review – major businesses of the Agora Group"). Additionally, to enhance comparability, operating costs of the Agora Group excluding the magazines, the AMS Group and radio business are presented in part II point 3 hereof.

2.3 The provisions were set up for investment activities in associated companies in the amount of PLN 0.9 million (increase in provisions for loan granted to Inforadio Sp. z o.o. and contingent liabilities resulting from a guarantee granted to Inforadio Sp. z o.o.) .
2.4 Net of financial income and expenses includes mainly interest income and expense, profit/loss on sales of securities and foreign exchange differences.

The result on short-term financial investments (securities, bank deposits) amounted to PLN 0.7 million in the first quarter of 2003 (in the first quarter of 2002 – PLN 3.8 million), including PLN 0.1 million of income on revaluation of securities as at March 31, 2003.

Financial cost (interest) resulting from the bank loans amounted to PLN 2.7 million.

Financial costs include also the adjustment concerning evaluation of the embedded derivatives in the amount of PLN 1.1 million.

3. MAJOR ITEMS OF THE PROFIT AND LOSS ACCOUNT EXCLUDING THE MAGAZINES AND THE INFLUENCE OF CONSOLIDATION OF THE RADIO COMPANIES AND THE AMS GROUP:

In PLN million	I Q2003	I Q 2002	*% change yoy*
Sales	157.0	165.6	(5.2%)
Total operating cost before D&A	(121.1)	(123.3)	(1.8%)
incl. raw materials and consumables	(36.3)	(38.8)	(6.3%)

incl. payroll and other staff cost	(45.3)	(45.4)	(0.1%)
incl. other operating cost	(39.5)	(39.1)	0.9%
D&A	(26.4)	(23.4)	13.0%

Operating profit (loss)	9.4	18.9	(49.9%)
Profit (loss) before income taxes	7.1	23.5	(69.8%)
Net profit (loss)	5.2	16.5	(68.6%)
EPS – net profit per 1 common share (PLN)	0.09	0.29	(68.6%)
EBIT	9.4	18.7	(49.7%)
EBIT margin (EBITDA/Revenue)	6.0%	11.3%	(5.3 pp)
EBITDA	35.8	42.1	(14.9%)
EBITDA margin (EBITDA/Revenue)	22.8%	25.4%	(2.6 pp)

Raw materials and consumables
Newsprint used for production of *Gazeta Wyborcza* (purchased by Agora) accounted for 73.2 % of this category of cost.

Payroll and other staff cost
At the end of March of 2003, the Agora Group employed 3,080 full-time employees, that is 2.2% less than at the end of March 2002. Average full-time employment in the first quarter of 2003 was 3.4% lower yoy. In the period, the payroll costs amounted to PLN 37.4 million (0.6% increase yoy).

D&A
The main reasons for the increase in D&A in the first quarter of 2003 are: depreciation of the new office building (the first phase was put to use in February 2002, the second one - in November 2002) and depreciation of new printing facilities (put to use in October 2002).

Other operating cost
Major items in this category of cost include: advertising and representation expenses (PLN 9.0 million), external printing of *Gazeta Wyborcza* (PLN 3.9 million), IT services (PLN 2.8 million), telecommunications (PLN 2.3 million), newspaper transportation services (PLN 1.6 million), rents (PLN 1.5 million), legal services (PLN 1.5 million).
Other operating cost include also set up/released provisions for bad debt. In the first quarter of 2003, it amounted to PLN 1.7 million (versus PLN 0.4 million in the first quarter of 2002).

4. BALANCE SHEET OF THE AGORA GROUP

In PLN million	31/03/2003	31/03/2002	% change yoy	31/12/2002	%change vs. 31/12/2002
TOTAL ASSETS	1,385.7	1,168.2	18.6%	1,431.8	(3.2%)
Fixed assets	1,177.2	893.2	31.8%	1,206.0	(2.4%)
Share in balance sheet total	85.0%	76.5%	8.5 pp	84.2%	0.8 pp
Current assets	208.5	275.0	(24.2%)	225.8	(7.6%)
Share in balance sheet total	15.0%	23.5%	(8.5 pp)	15.8%	(0.8 pp)
TOTAL LIABILITIES	1,385.7	1,168.2	18.6%	1,431.8	(3.2%)
Equity	1,058.3	1,037.1	2.0%	1,063.1	(0.5%)
Share in balance sheet total	76.4%	88.8%	(12.4 pp)	74.2%	2.2 pp
Minority interests	1.7	-	-	1.5	14.4%
Share in balance sheet total	0.1%	0.0%	0.1 pp	0.1%	0.0 pp
Long term liabilities, provisions	197.3	37.8	422.5%	197.6	(0.1%)
Share in balance sheet total	14.2%	3.2%	11.0 pp	13.9%	0.3 pp
Current liabilities	128.4	93.3	37.5%	169.6	(24.3%)
Share in balance sheet total	9.3%	8.0%	1.3 pp	11.8%	(2.5 pp)

4.1 Fixed assets

As for 31 March 2003, the increase in fixed assets by PLN 284.0 million (against March 31, 2002 status) resulted mainly from:

Capital investment in AMS

Net goodwill on consolidation of the AMS Group as for March 31, 2003 amounted to PLN 152.0 million.

Acquisition of the magazines by Agora SA

Following the acquisition of the assets and liabilities of Proszynski i S-ka - Czasopisma Sp. z o.o. company, Agora SA acquired magazine titles. As at 31 March 2003, their net book value amounted to PLN 78.2 million. As at March 31, 2003 net goodwill on the magazines amounted to PLN 3.0 million.

The Agora SA acquired publishing rights to four motorbike magazines titles with the net book value of PLN 3.9 million as at March 31, 2003.

As at March 31, 2003, the goodwill on inclusion of City Magazine Sp. z o.o. to Agora (October 31, 2002) amounted to PLN 2.4 million.

Consolidation since the second quarter of 2002, of companies operating in the radio business

As at March 31, 2003 net goodwill on consolidation of subsidiary and associated companies of the radio business amounted to PLN 23.1 million.

4.2 Current assets

The reduction in current assets results from a decrease in cash and cash equivalents – the financial resources were spent mainly on the acquisition of magazine titles from Proszynski i S-ka - Czasopisma Sp. z o.o. (PLN 73.8 million) and purchase of shares of AMS S.A. (PLN 168.4 million).

As at March 31, 2003, cash at hand and short-term securities decreased by PLN 101.5 million yoy.

As at March 31, 2003, net of asset from evaluation of embedded derivatives amounted to PLN 4.6 million.

4.3 Long-term liabilities and provisions

As at March 31, 2003 compared to March 31, 2002, changes in long-term liabilities and provisions included:
- the PLN 17.5 million increase in provisions, including provision for deferred tax (increase of PLN 12.0 million);
- the PLN 139.5 million increase in long-term liabilities (Agora SA drew a PLN 139.5 million tranche out of its credit line, the resources were devoted to purchasing the AMS shares following public tender offer and financing of AMS S.A.).

4.4 Short-term liabilities

As at March 31, 2003, short-term liabilities increased by PLN 35.0 million. The increase results mainly from adjusting of the Agora Group consolidated balance with the AMS bank loans and commercial papers of PLN 8.2 million, as well as other short-term liabilities of the AMS Group as for March 31, 2003, amounting to PLN 23.3 million.

5. CASH FLOW STATEMENT OF THE AGORA GROUP

In PLN million	I Q 2003	I Q 2002	*% change yoy*
Net cash from operating activities	34.3	57.3	(40.0%)
Net cash from investment activities	(8.5)	(29.2)	(70.9%)
Net cash from financing activities	(19.8)	0.0	-
Total movement of cash and cash equivalents	6.0	28.1	(78.7%)
Cash at the end of the period (*)	55.4	160.9	(65.6%)

(*) excluding short-term securities

At the end of March 2003, the Agora Group had PLN 55.4 million of cash (cash at hand, bank accounts) and PLN 8.2 million of short-term securities.

Considering the Agora's cash position and a credit line (PLN 500 million, with the tranche drawn of PLN 139.5 million), the Agora Group does not anticipate any problems with its liquidity, in regard to its further investment plans.

5.1 Cash flow from operating activities for the first quarter of 2003 includes – among others – payments from former controlling shareholders of AMS S.A. resulting from the agreement between these shareholders and Agora SA concerning sale of debt by AMS S.A. (PLN 8.1 million) in favor of BB Investment and AMS S.A. ad sales (net PLN 6.9 million) in favor of BB Investment executed by virtue of the said agreement. Additionally, AMS S.A. repaid a PLN 8.5 million of its trade liabilities (decrease in trade liabilities by the said amount).

5.2 Cash flow from investment activities in the first quarter of 2003 includes: expenses on the tangible fixed assets in the amount of PLN 10.9 million and on short-term securities (PLN 5.5 million). Inflow from investment activities includes the payment from former controlling shareholders of AMS S.A. in the amount of PLN 10 million made to AMS S.A., resulting from the referred herein agreement between these shareholders and Agora SA, concerning additions to the assets value in the amount of the loss on investment in IDM Serwis Sp. z o.o.

5.3 Cash flow from financing activities in the first quarter of 2003 includes: on the credit side interest incurred on the loans and the discount on revaluation of commercial papers (PLN 2.8 million), repayment by AMS S.A. of the principal of its bank loans (PLN 7.9 million) and bonds repurchase by AMS (PLN 9.0 million).

III. OPERATING REVIEW – MAJOR BUSINESSES OF THE AGORA GROUP

III.A. PRESS SEGMENT

1. THE RESULTS OF THE PRESS SEGMENT

As of the second quarter of 2002 the press segment includes the Magazines. The results of the Magazines have been presented in further part of this MD&A.
To enhance comparability, the results of the press segment excluding the Magazines are presented below.

Gazeta Wyborcza and other press (the press segment excl. the Magazines) in PLN million	I Q 2003	I Q 2002	*% change yoy*
Total revenue	154.4	164.2	(6,0%)
incl. copy sales	47.0	48.7	(3.4%)
incl. ad revenue	96.6	109.5	(11.8%)

Total operating cost	(135.5)	(134.1)	1.0%
Raw materials and consumables	(36.3)	(38.1)	(4.6%)
incl. newsprint for *Gazeta Wyborcza* purchased by Agora	(26.6)	(29.6)	(10.1%)
Staff costs	(42.8)	(42.3)	1.2%
incl. payroll	(35.4)	(34.8)	1.8%
D&A	(19.5)	(18.6)	4.7%
Other cost	(36.9)	(35.1)	5.0%
Total operating cost (excluding D&A)	(116.0)	(115.5)	0.4%
Full time employment at the end of the period	2,990	3,031	(1.4%)
EBIT	18.9	30.0	(36.9%)
EBIT margin	12.3%	18.2%	(5.9 pp)
EBITDA	38.4	48.6	(20.9%)
EBITDA margin	24.9%	29.6%	(4.7 pp)

2. GAZETA WYBORCZA

In the first quarter of 2003, *Gazeta Wyborcza's* revenue (copy sales, advertising and inserts) constituted over 71% of the Agora Group's revenue.

2.1 REVENUE

Copy sales

In the first quarter of 2003 *Gazeta Wyborcza*'s share in copy sales of all daily papers (solely dailies registered with the National Circulation Audit Office ZDKP) reached 18.2%, and was up 0.5pp.

Gazeta Wyborcza's share in copy sales of national dailies reached 37.9% in the first quarter of 2003 and increased by 1.5 pp yoy.

Average daily copies sold of *Gazeta Wyborcza* in the first quarter of 2003 amounted to 436.2 thousand and was 2.5% lower than in the first quarter of 2002. It is worth noting that in the first quarter of 2002, on Good Friday, *Gazeta* was accompanied by a CD — the paper sold 1.2 million copies at an average copy price about 80% higher than normal.

The weekly readership of *Gazeta Wyborcza* in the first quarter of 2003 reached 19.2%. It has been the best quarterly result since 1998. Compared to the average readership in 2002, in the first quarter of 2003 as many as 0.5 million people more read *Gazeta* at least once a week. No other national daily improved its readership in 2003.

Gazeta's revenue from copy sales amounted to PLN 47.0 million (2.7% less than in the first quarter of 2002).

Advertising sales

Advertising sales of *Gazeta Wyborcza* reached PLN 91.9 million in the first quarter of 2003 (incl. PLN 42.7 million from national ads, PLN 22.1 million from Warsaw ads, and PLN 27.1 million from other local ads). *Gazeta*'s average net revenue per ad page was PLN 5,275. Share of ad pages in the total page count was 41.8%.

Gazeta Wyborcza's advertising sales slid by 12.4% against the first quarter of 2002, while advertising expenditure in paid daily press was down by 11.0%. *Gazeta*'s share in paid dailies advertising market decreased in the first quarter of 2003 by 1.7pp to 48.6% and was attributed chiefly to a decline in *Gazeta*'s share in national advertising market, which reached 63.2% (2.4pp down). In Warsaw local advertising market *Gazeta* had an 83.6% share (down 3.0pp), and in other local markets *Gazeta*'s share was up by 0.8pp to 28.9%.

In the said period, *Gazeta*'s revenue from several major categories of the national dailies market increased. In official announcements – one of the key advertising categories in the national dailies market – *Gazeta*'s revenue increased by 6% and its share grew by 9pp, all at the expense of its major competitor in this category, namely *Rzeczpospolita*. In the employment category, *Gazeta* recorded a 4% increase in revenue and 3pp increase in share. We also recorded a positive trend in revenue from the travel advertising (up 11%).

Revenue from *Gazeta*'s inserts in the first quarter of 2003 was PLN 3.0 million (down 15.0% yoy).

2.2 COST OF PRODUCTION of Gazeta Wyborcza (newsprint and printing)

In the first quarter of 2003, *Gazeta*'s production volume decreased by 4.8% yoy (a total of 4.5 billion pages were printed).

Production materials (mainly newsprint purchased by Agora) and external printing services are exposed to foreign exchange risk (EURO appreciation vis a vis PLN). In the first quarter of 2003, an average EURO exchange rate grew by about 15.8% yoy, and by 4.8% against the fourth quarter of 2002.

As of March 2003, Gazeta Wyborcza's cost structure changes gradually: external printing plants provide Gazeta with printing services performed on their own newsprint (until now the newsprint was supplied by Agora). As a result, an increase in cost of printing services in external plants (printing and newsprint provided by the external plant) along with a decrease in use of newsprint purchased by Agora for the production of Gazeta Wyborcza should be expected from the second quarter of 2003 on.

Cost of *Gazeta*'s **outsourced printing services** amounted to PLN 3.9 million in the first quarter of 2003 (a 15.0% decline). Agora outsources printing of products that require heat-set technology (*High Heels*, *Color Magazine*, cover of the *TV Guide*). In the said period, 0.4 billion pages were printed externally (24.4% less than in the first quarter of 2002), which accounted for 9.0% of the total production volume. This drop in volume of the outsourced production results primarily from changing the format of the *TV Guide* (as of October 4, 2002), transferring part of the stitching of the *TV* Guide to the Agora Group's plant, and transferring production of *The Cartoons* to Agora's own plant (as of September 20, 2002).

In-house printing cost (*) of *Gazeta* (Bialoleka, Pila, Agora Poligrafia) reached PLN 21.7 million in the first quarter of 2003, 84.3% of which was fixed cost.

In-house printing cost of *GW* (*) in PLN million	I Q 2003	I Q 2002	% change yoy
Total fixed costs	18.3	18.8	(2.6%)
incl. D&A	10.0	9.4	7.1%
Variable costs (*)	3.4	3.0	11.7%
TOTAL fixed and variable costs	21.7	21.8	(0.6%)

(*) excluding newsprint purchased by Agora — this cost has been discussed below.

Increase in D&A in the first quarter of 2003 results from printing presses and other printing equipment put in use in October 2002.
Increase in "variable cost" results chiefly from higher EURO/PLN exchange rate.
Cost of newsprint purchased by Agora for the production of *Gazeta Wyborcza* amounted to PLN 26.6 million and was 10.1% lower than in the first quarter of 2002. 12.8 thousand tons of newsprint were used, which was 7.1% less yoy. An average newsprint price in EURO in the first quarter of 2003 fell by about 14% yoy.
The total of: newsprint, external printing services and in-house printing cost without D&A dedicated to *Gazeta Wyborcza* in the first quarter of 2003 amounted to PLN 42.2 million and was lower by 9.6% than in the first quarter of 2002.

3. FREE PRESS

3.1 Metro

The free newspaper *Metro* is distributed in two Polish cities: twice a week in Warsaw and once a week in Katowice. An average daily circulation in March 2003 was at the level of 150 thousand copies in Warsaw and 71 thousand in Katowice.
In the first quarter of 2003, revenue from publishing *Metro* reached PLN 0.8 million and was higher than the total cost of production materials, distribution and editorial. The cost amounted to PLN 0.7 million.
Metro's share in Warsaw free press market stood at 22.1% in the first quarter of 2003.
On April 12, 2003, falls the first anniversary since *Metro* was first published with its circulation of 150 thousand copies. *Metro*'s total cost of production materials, distribution and editorial in the period of twelve months (between April 2002 and March 2003) was lower than its advertising revenue.

3.2 Free Gazeta Wyborcza

Free *Gazeta Wyborcza* has been distributed on Sundays :
- since April 2002 - *Gazeta Wyborcza – A Week in Bydgoszcz* with a circulation of 15,000 copies;
- since March 2003 - *Gazeta Wyborcza – A Week in Torun* with a circulation of 15,000 copies;
- since April 2003 - *Gazeta Wyborcza – A Week in Bialystok* with a circulation of 12,000 copies.

4. THE MAGAZINES

In the second quarter of 2002, the press segment incorporated the Magazines:
- in April 2002, Agora SA signed an agreement to purchase the enterprise of Proszynski i S-ka - Czasopisma Sp. z o.o. consisting of 12 magazines published by that company;
- in October 2002, Agora SA purchased publishing rights to 4 motorcycle titles;
- on October 31, 2002, the company City Magazine Sp. z o.o. (the publisher of *City Magazine* – free monthlies published in seven Polish cities) was incorporated into Agora SA.

Between January and March 2003 Agora SA published:
- 11 monthlies – *Poradnik Domowy, Cztery Katy, Ladny Dom, Kwietnik, Ogrody Ogrodki Zielence, Kuchnia Magazyn Dla Smakoszy, Lubie Gotowac, Dziecko - Miesiecznik Troskliwych Rodzicow, Wiedza i Zycie, Swiat Motocykli, Auto+*;
- a quarterly – *Bukiety*;
- an annual – *Motocykle Swiata*;
- two special editions – *Dziecko-Noworodek* and *Swiat Motocykli-Motocykle Uzywane*;
- free monthlies *City Magazine* distributed in seven Polish cities.

In the first quarter of 2003, the organizational restructuring of the acquired magazines business was completed. Publishing groups were set up, as well as a separate graphic studio and a production coordination section. The rules of cooperation between the Magazines department and other departments of the Company (photo studio,

distribution, internet, IT) were set up. All these measures aim at costs optimization, along with providing more efficient distribution, better service for the subscribers and wider scope of advertising services offered.
In the first three months of 2003 Agora realized the adopted strategy which assumes building copy sales and readership position of its magazines, throughout 2003 in order to significantly improve their share in the advertising market in following years. This strategy has been accompanied by an active promotion of the selected titles, as well as changes in editorial structure and appeal of the magazines.
In February 2003, the first issue of monthly automotive titled *Auto+* was published. The magazine substituted *Motomagazyn*. The copy sales of the first two issues of *Auto+* in an average amount of almost 80,000 copies and turned out to be a success. To compare, an average monthly copy sales of *Motomagazyn* in 2002 amounted to about 32,000. *Auto+* is to provide guidelines for people looking for a new car.

In March 2003, revamped *Poradnik Domowy* entered the market. The monthly received a new formula, logo, larger format and volume as well as better paper. The magazine widened its appeal to attract new readers – younger, better educated, who live in towns and cities – but in such a way that it should keep the interest of the old ones. The paid circulation of the first issue of revamped *Poradnik Domowy* reached almost half a million copies.

Wiedza i Zycie can also boast of its new formula and editorial content. The first issue of the revamped magazine appeared in the market in April 2003. The first data on the number of copies sold are promising: 90,000 copies sold during the first 5 days.

The market launch of all the said titles was supported with an intensive promotion campaign in media including television and other, accessible within the Agora Group such as: radio, outdoor (AMS's panels), *Gazeta Wyborcza*, the *gazeta.pl* portal and magazines owned by Agora.

As a result of the above described strategy and cost increase (e.g. promotion) in 2003, the Management Board does not expect the Magazines to break even on EBITDA level this year.

THE RESULTS OF THE MAGAZINES

in PLN million	I Q 2003
Total revenue	15.8
incl. copy sales	9.1
incl. advertising revenue	6.6
Operating cost	(19.0)
incl. printing service (*)	(6.7)
incl. payroll and other staff costs	(4.6)
incl. advertising and representation	(4.2)
incl. D&A	(1.7)
EBIT	(3.2)
EBIT margin	(20.5%)
EBITDA	(1.6)
EBITDA margin	(10.1%)
Full-time employment at the end of the period	221
Average monthly circulation [million copies] (total circulation of all titles)	1.8

(*) the whole volume of the Magazines was printed externally (printing service includes newsprint purchase)

The magazine advertising market was down by 2.8% in the first quarter of 2003 yoy. The share of Agora's magazines in the magazine advertising market reached 4.0% (excluding the *City Magazine* free monthlies).

III.B. AMS

In the third quarter of 2002 Agora SA began the process of acquiring AMS S.A. Until September 30, 2002 the shares purchased by Agora SA constituted 16.63% of AMS share capital and 29.92% of total voting rights at the General Meeting of Shareholders. As for September 30, 2002 AMS S.A. was classified as the associated company and the investment in AMS S.A. shares was accounted for using the equity method.

In the fourth quarter of 2002, Agora SA increased its stake in AMS S.A. share capital to 99.48%, which enabled it to execute 99.57% of votes at the General Meeting of Shareholders of the company.

On April 28, 2003 Agora SA acquired 8,151 shares of AMS S.A. and increased its stake in share capital to 99.68%, which enabled it to execute 99.73% of votes at the General Meeting of Shareholders.

From the fourth quarter of 2002, the financial results and the Balance Sheet of the AMS Group (AMS S.A., Adpol Sp. z o.o., Akcent Media Sp. z o.o.) are consolidated with the Agora Group by means of the full method.

1. THE INFLUENCE ON THE MAJOR ITEMS OF THE PROFIT AND LOSS ACCOUNT OF THE INCLUSION TO THE CONSOLIDATION THE FINANCIALS OF THE AMS GROUP

in PLN million		I Q 2003
	Sales	20.3
	Operating profit (loss)	(2.6)
	Profit on financial activity	(2.4)
	Profit (loss) before income taxes	(5.0)
	Income taxes	(0.0)
	Net profit (loss)	(5.0)

The table above provides information on the differences between the consolidation of the Agora Group and pro forma consolidation of Agora SA, Agora Poligrafia Sp. z o.o. and subsidiary and associated radio companies.

2. RESULTS OF THE AMS GROUP

In the fourth quarter of 2002 and the first quarter of 2003, we restructured the AMS S.A. liabilities toward banks and overdue trade payables. Short-term bank loans and commercial papers were mainly replaced by long-term loans from Agora SA. Until December 31, 2002, Agora's loans granted to AMS S.A. totaled PLN 55 million. Majority of the amount was used for the repayment of bank loans (PLN 53 million).

During the first two months of 2003 Agora granted loans to AMS S.A totaling PLN 10 million.
In March 2003, AMS S.A. repaid PLN 35 million from the total amount of debt, reducing the debt toward Agora to PLN 30 million. Also in March 2003, Agora paid in cash for the new issue of shares of AMS S.A. in the amount of PLN 30 million. As for the date of publication of the financial statements for the first quarter of 2003, the increase of the Company's share capital has not entered into commercial register, yet. Agora informed about loans granted and new issue of shares of the AMS in current reports dated January 14, 2003, February 13, 2003 and March 14, 2003, respectively.
Agora's financing was also partly used to reduce the amount of the overdue trade payables.
In the first quarter of 2003, AMS S.A. repaid almost PLN 17 million of its short-term liabilities (commercial papers and bank loans) and consequently reduced its liabilities to PLN 8.2 million. Additionally, in April 2003, the company repaid about PLN 3 million of bank loans.

In the first quarter of 2003, the final settlement of the payments of former controlling shareholders of AMS S.A. took place (as a result of the agreement between these shareholders and Agora S.A. obligating them to sell shares of AMS S.A.).

In the fourth quarter of 2002 and the first quarter of 2003, the total amount of payments received by AMS S.A. in the process of implementing the above mentioned agreement amounted to PLN 18.4 million and PLN 25 million (excluding VAT), respectively.

In the first quarter of 2003 the implementation of restructuring measures continued.

The changes in the sales area include:

- integration of the sales teams of the AMS Group, that enables the clients to purchase advertising campaigns on all advertising panels owned by the AMS Group at one stop shop;
- changes in the trading policy of AMS S.A., including introduction of a standardized rate card, specification of clear rules for granting discounts;
- further work on increasing the quality of services provided to clients like contract preparation and realization of the advertising campaigns.

Changes in operating activity include:

- renegotiation of the rent contracts for the advertising panels;
- renegotiation of contracts and partial replacement of subcontractors who service the panels (installation, cleaning, maintenance);
- defining the scope of the necessary optimization of employment.

THE RESULTS OF THE AMS GROUP

PROFIT AND LOSS ACCOUNT in PLN million	I Q 2003	I Q 2002	% change yoy
Sales	23.6	21.8	8%
incl. ad sales	23.4	21.3	10%
Operating cost	(24.2)	(34.3)	(29%)
Raw materials and consumables	(1.1)	(1.1)	(0%)
Payroll and staff cost	(3.3)	(4.5)	(27%)
D&A	(4.8)	(5.1)	(6%)
Other operating expenses	(15.0)	(23.6)	(36%)
Incl. rents	(9.8)	(12.5)	(22%)
Operating profit (loss)	(0.6)	(12.5)	-
Result from financial activity	(2.5)	(1.8)	-
Profit (loss) before income taxes	(3.1)	(14.2)	-
Net profit (loss)	(3.1)	(14.9)	-
EBIT	(0.6)	(12.5)	-
EBIT margin (EBIT/Revenue)	(3%)	(57%)	54 pp
EBITDA	3.6	(7.9)	-
EBITDA margin (EBITDA/Revenue)	15%	(36%)	51 pp
Full time employment at the end of the period	329	369	(11%)
Number of advertising faces*)	22,335	24,935	(10%)

**) without advertising panels of Akcent Media Sp. z o.o. installed on petrol stations*

In the first quarter of 2003, the outdoor market recorded a 5.0% decline yoy. Estimated share of AMS in the outdoor market fell by 1.8 pp to 27.5% (in 12 largest cities, source: AMS based on rate card data of *Media Watch* monitoring 2002 – distribution, coping and reproduction possible only under the permission of *Media Watch*, tel. +48 71 341 47 11). The data does not include campaigns carried out outside the 12 agglomerations, where AMS is the leader.

In the first quarter of 2003, net revenue increased by around 8% yoy and amounted to PLN 23.6 million. The increase resulted chiefly from:

- the PLN 3.5 million revenue from the advertising campaigns for the companies, in which Agora SA holds stakes of (including PLN 3.3 million for the companies consolidated by means of the full consolidation method);
- the PLN 4.9 million advertising revenue from former controlling shareholder of AMS S.A. (pursuant to the provisions of the agreement on the sale of AMS shares).

The decrease of operating cost by 29% is the effect of restructuring measures (staff cuts, reducing the size of the system of panels, renegotiation of the rental fees and cost of advertising campaigns).

The operating cost was also lower on the back of revenue gained by AMS S.A. on advertisings purchased by its former largest shareholder, which was part of the agreement signed in 2002 and which did not - in most cases - involve any additional cost of the campaign. This revenue and lack of related cost brought about better financial results and margin rates (EBIT/EBITDA) in the first quarter of 2003. However, in the upcoming quarters of 2003, the margins may go down since the gains from the agreement were one-off.

III.C. RADIO

Development of the radio group is the key element in Agora's growth strategy. Therefore, Agora actively expands its local radio group by acquiring new stations (Agora's portfolio grew by 6 new local radio stations vs. March 2002 portfolio), as well as increasing its stake in the stations already in the portfolio. Radio companies which have not yet reached profitability are guaranteed with Agora's financing.

Building up a strong market position by the new stations is the key element of the growth strategy of the Radio Group for the upcoming years.

1. THE INFLUENCE OF THE RADIO RELATED COMPANIES ON THE FINANCIALS OF THE AGORA GROUP

The first consolidated statement of the Agora Group including subsidiary and associated companies in the radio business was prepared for the second quarter of 2002.

In the first quarter of 2003, 21 radio related companies were included in the consolidation (the list of companies and Agora's stake in their share capital was presented in part II point 1 of this comment). Three companies operating in the radio business, in which Agora owns shares, are not consolidated as they are immaterial from the perspective of the accounting standards.

Influence of inclusion of 21 radio related companies in consolidation on the major items of the Profit and Loss Account of the Agora Group

in PLN million		I Q 2003
	Sales	5.6
	Operating profit (loss)	(2.1)
	Interest in net results of associates	(0.3)
	Profit on financial activity	0.3
	Profit (loss) before income taxes	(2.1)
	Income taxes	(0.3)
	Minority interests	(0.2)
	Net profit (loss)	(2.6)

The table above provides information on the differences between consolidation of Agora SA, Agora Poligrafia Sp. z o.o., subsidiary and associated companies of the radio business and pro forma consolidation of Agora SA, Agora Poligrafia Sp. z o.o..

In sum, including:

- the influence of consolidation of 21 radio related companies,
- the cost of the Radio division which supervises the radio stations,
- operating profits and cost of Agora SA referring to unconsolidated companies of radio business,

the radio operations lowered the Group's net result by PLN 3.9 million in the first quarter of 2003.

2. RESULTS OF RADIO STATIONS

As for the end of the first quarter of 2003, Agora SA held stakes in 24 companies of radio business in Poland (4-100% of share capital), which enabled Agora to influence the management process in 28 local radio stations (27 broadcasting their programs) and the superregional radio station TOK FM.

On December 31, 2002, one of Agora's stations (*Twoje Radio Walbrzych*) stopped broadcasting its radio program. The reason was the Broadcast Council's refusal to renew the radio's license. The company appeals against the decision to the Supreme Administrative Court.

On January 1, 2003, *Radio Echo Krakow* started its trial period of broadcasting.
On March 31, 2003 Agora SA sold shares of the company Multimedia Plus Sp. z o.o. (24% of share capital) by virtue of the conditional agreement on the sale of shares dated October 30, 2002 entered into by Agora SA and the purchaser of shares - a physical person. After the transaction, the Agora's stake in Multimedia Plus share capital amounts to 23.99%. The detailed information concerning this transaction was provided in the current report dated April 14, 2003.

Local radio stations

In the first quarter of 2003, the local radio stations group maintained the third position – after RMF FM and Radio Zet – on the audience and advertising market in Poland:

- the share in the audience market amounted to 13.55% (in a target group 20-50, local markets Agora is present on),
- the share in the total radio advertising market amounted to 10.8%.

In the first quarter of 2003, Agora's radio stations share in the advertising market of local radio stations increased by 5pp and reached 35%.

The data presented below are the sum of the financials of local radio stations operated by 23 radio companies (proforma consolidation of the financials of radio stations operating in Poznan resulting from the specification of its business activity).

Agora's local radio stations Group in PLN million	I Q 2003	I Q 2002	*% change yoy*
Total revenue of the Group	9.0	8.2	9.1%
Incl. ad revenue	8.4	7.7	8.8%
Net profit	(4.7)	(1.7)	-
EBITDA	(2.8)	(0.4)	-
EBITDA margin (EBITDA/Revenue)	(31.4%)	(4.4%)	(27.0 pp)
Full-time employment at the end of the period	423	318	33.3%

Superregional radio station TOK FM

Agora SA holds shares of Inforadio Sp z o.o. (constituting 41.6% of the share capital), which is the owner of superrregional radio station *TOK FM*. In the first quarter of 2003, net revenue amounted to PLN 0.1 million (incl. ad revenue - 72.6% of the amount), EBITDA was negative PLN 0.5 million, net loss of PLN 2.2 million.

III.D. INTERNET (with allocations)

in PLN million	I Q 2003	I Q 2002	*% change yoy*
Total revenue	2.0	1.1	81.9%
Incl. advertising revenue	1.7	0.9	96.3%
Operating cost	(7.3)	(7.8)	(6.0%)
Incl. advertising and representation	(0.5)	(0.3)	72.6%
Incl. D&A	(3.7)	(3.7)	(0.2%)
Incl. payroll and other staff cost	(1.7)	(2.2)	(22.6%)
EBIT	(5.3)	(6.7)	-
EBITDA	(1.6)	(3.0)	-
Full-time employment at the end of the period	73	99	(25.9%)

File No.: 82 – 4941

IV. ADDITIONAL INFORMATION

Changes in the holdings of shares and rights to shares that took place in 1Q 2003:

1. Changes in the holdings of shares and rights to shares by the members of the Management Board:

a. Shares

	as of 31/03/2003	change	as of 31/12/2002
Wanda Rapaczynski	1,377,535	0	1,377,535
Piotr Niemczycki	1,855,680	0	1,855,680
Helena Luczywo	1,327,329	0	1,327,329
Zbigniew Bak	92,484	0	92,484

b. Rights to shares

	as of 31/03/2003	change	as of 31/12/2002
Wanda Rapaczynski	0	0	0
Piotr Niemczycki	0	0	0
Helena Luczywo	0	0	0
Zbigniew Bak	0	0	0

During the WSE trading sessions that took place between April 16 and 17, 2003 the Deputy President of the Management Board – Helena Luczywo sold 48,761 of Agora's ordinary bearer shares at the average price of PLN 41.96 per share. The Company disclosed the information concerning the disposal of shares in the current report dated April 18, 2003.

2. Changes in the holdings of shares and rights to shares by the members of the Supervisory Board:

	as of 31/03/2003	change	as of 31/12/2002
Anna Fornalczyk	0	0	0
Brian Cooper	0	0	0
Tomasz Sielicki	33	0	33
Stanislaw Soltysinski*	-	-	-
Louis Zachary	0	0	0

* *Stanislaw Sołtysinski invests in a "blind trust" fund.*

3. Shareholders entitled to exercise over 5% of the total voting rights at the General Meeting of Shareholders:

Due to the Company's best knowledge as of the day of publishing the financial statement for the first quarter of 2003, the following shareholders were entitled to exercise more than 5% of voting rights at the Company's General Meeting of Shareholders:

	no. of shares	% of share capital	no. of votes	% of voting rights
as of 12/05/2003				
Agora-Holding Sp. z o.o.	14,591,559	25.71%	31,717,959	41.82%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%

AGORA SA

Deutsche Bank Trust Company Americas	4,847,724	8.54%	4,847,724	6.39%

On April 14, 2003 Agora and its shareholder - Agora-Holding Sp. z o.o. entered into the annex no. 2 to the agreement dated December 15, 2000 which regulated the principles of disposal of Agora SA series B shares by Agora-Holding. The Annex stipulates that with respect to less than 2,500,000 registered series B shares, the rules of disposal may be established according to the provisions of "Rules of acquiring series B Shares of Agora SA within employee share plan in 2003". Detailed information concerning the annex and rules of disposal of series B shares were provided by the Company in the current report dated April 14, 2003.

V. NOTES TO THE FINANCIAL STATEMENT

The financial statement was prepared in accordance with the International Financial Reporting Standards adopted by Agora for the purpose of valuing assets, liabilities and calculation of net profit for the day of report and presented in detail in the Introduction to the annual financial statement for the year of 2002.

As for March 31, 2003, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Agora Group's equity.

AGORA GROUP FINANCIAL STATEMENT
(PRESENTED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Consolidated balance sheets as at 31 March 2003 and 2002

(all amounts in PLN thousands unless otherwise indicated)

	As at 31 March	
	2003	2002
Assets		
Long-term assets:		
Property, plant and equipment	878,953	797,226
Intangible assets	262,020	23,018
Investments	28,173	72,941
Investments in associates	8,022	-
	1,177,168	893,185
Current assets:		
Cash and cash equivalents	55,446	160,948
Short-term securities and other financial assets	12,937	4,198
Accounts receivable and prepayments	127,071	96,289
Inventories	13,058	13,627
	208,512	275,062
Total assets	1,385,680	1,168,247
Shareholders' equity and liabilities		
Shareholders' equity:		
Share capital	56,758	56,758

Share premium	353,646	353,646
Retained earnings and other reserves	647,890	626,704
	1,058,294	1,037,108
Minority interests	1,689	-
Long-term liabilities:		
Long-term borrowings	139,500	-
Deferred income taxes	40,212	28,164
	179,712	28,164
Long term provisions, deferred credits	17,614	9,600
Current liabilities:		
Accounts payable and accrued charges	120,128	93,375
Short-term borrowings	8,243	-
	128,371	93,375
Total liabilities and shareholders' equity	1,385,680	1,168,247

Agora SA

Consolidated income statements for three months ended 31 March 2003 and 2002

(all amounts in PLN thousands unless otherwise indicated)

	3 months ended 31 March	
	2003	2002
Sales	198,588	165,551
Operating costs	(197,080)	(146,675)
Operating profit	1,508	18,876
Interest in results of associates	(251)	-
Gain on disposal of shares in an associate	322	-
Provision for losses on investments	(922)	(986)
Interest and financial items	(3,821)	5,594
Profit before income taxes	(3,164)	23,484
Income taxes	(1,408)	(6,984)
Minority interests	(213)	-

Net profit for the period	(4,785)	16,500
Earnings per share (in PLN)	(0.08)	0.29

Agora SA

Consolidated cash flow statements for three months ended 31 March 2003 and 2002

(all amounts in PLN thousands unless otherwise indicated)

	3 months ended 31 March	
	2003	2002
Operating activities		
Operating profit	1,508	18,876
Depreciation of plant, property and equipment	31,361	22,675
Amortisation of intangible assets and goodwill	4,969	689
	37,838	42,240
Loss on disposal of plant, property and equipment	244	(140)
Movement in operating working capital	(3,202)	11,009
Net cash inflow before financial items and income taxes	34,880	53,109
Interest received net	587	2,239
Foreign exchange translation gains / (losses)	(429)	1,987
Tax paid	(696)	(83)
Net cash from operating activities	34,342	57,252
Investing activities		
Capital expenditure, net	(10,740)	(72,250)
Investments in subsidiary and associate undertakings	(1,920)	(9,093)
Net cash on sale and purchase of other long-term investments	9,665	(2,203)
Redemption ofand income from short-term securities	(5,501)	53,824
Net gains on forward foreign exchange contracts	-	538
Net cash used in investing activities	(8,496)	(29,184)
Financing activities		
Increase / (decrease) in borrowings	(16,969)	-
Interest and fees paid	(2,912)	-
Net cash from financing activities	(19,881)	-
Change in cash and cash equivalents	**5,965**	**28,068**
Movements in cash and cash equivalents		
At start of period	49,481	132,880
Increase/(Decrease)	5,965	28,068

At end of period	55,446	160,948

Consolidated statement of changes in shareholders' equity for three months ended 31 March 2003
(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Share premium	Retained earnings	Other	Total
As at 31 December 2001	56,758	353,646	609,057	1,147	1,020,608
Adjustment from initial consolidation of certain subsidiaries and associates (see note below)	-	-	(8,576)	-	(8,576)
Net profit for the period	-	-	51,047	-	51,047
As at 31 December 2002	56,758	353,646	651,528	1,147	1,063,079
Net profit for the period	-	-	(4,785)	-	(4,785)
As at 31 March 2003	56,758	353,646	646,743	1,147	1,058,294

The Company's Announcement released on May 15, 2003:

Registration of the capital increase in AMS S.A.

The Management Board of Agora SA announces the registration with Commercial Registry, on May 15, 2003, in respect to increase in issued share capital of the subsidiary company AMS S.A.

The issued share capital of AMS S.A. increased by issue of 618.818 ordinary registered shares with par value of 2 PLN each to 9.797.970 PLN. Total paid-in capital increased by 29.999.992 PLN.

According to the share subscription agreement by and among Agora SA and AMS S.A. executed on March 14, 2003 all the issued shares are taken up by Agora SA for cash contribution.

After the increase Agora SA holds 99.7% of AMS S.A. share capital, which entitles the Company to exercise 99.8% of 5.698.785 votes at the shareholders meeting.

The Management Board of Agora SA with its seat in Warsaw hereby informs about having been notified that on December 27, 2002 the Vice President of the Board - Mr. Piotr Niemczycki - received information regarding the settlement of the share sale order placed on December 11, 2002 and valid until December 24, 2002, and the sale of 7,045 (say: seven thousand forty five) ordinary bearer shares of Agora SA. The transactions were carried out on the Warsaw Stock Exchange during the sessions that took place between December 12 - December 17, 2002. The average sales price was PLN 53,42 per share.

The shares sold by Mr. Piotr Niemczycki as a result of completion of the order placed on December 11, 2002 constituted 0.4% of the total number of shares held by Mr. Niemczycki on December 10, 2002.

In the year 2002 Mr. Piotr Niemczycki sold altogether 25,620 ordinary bearer shares of Agora SA which constituted 3.6% of the total number of shares Mr. Niemczycki was allowed to sell in compliance with binding agreements limiting the disposal of shares.

After the transaction Mr. Piotr Niemczycki holds 1,855,680 shares of Agora SA.

File No.: 82 – 4941

The Company's Announcement released on June 6, 2003: Notice of AGM.

The Management Board of AGORA SA with its registered seat in Warsaw, 8/10 Czerska Street (the "Company"), acting on the basis of Art. 395 and 399 § 1 of the Polish Commercial Companies Code hereby convenes the Annual General Meeting of Shareholders to be held on June 25, 2003 at 10:00 hours, in Warsaw at 8/10 Czerska Street.

Agenda of the Meeting:

1) Opening of the General Meeting;

2) Election of Chairman of the General Meeting and other formal and procedural matters;

3) Presentation by the Management Board of the annual financial statements and the Management Board report on the operations of the Company as well as the consolidated financial statements and the report on the Capital Group's operations for the year 2002;

4) Consideration and approval of the annual financial statements and the Management Board report on the Company's operations for the year 2002;

5) Consideration and approval of the annual financial statements and the report on the Capital Group's operations for the year 2002;

6) Adoption of a resolution on the distribution of the net profit for the year 2002;

7) Adoption of resolutions on approval of the performance by the members of the Management Board of their duties for the year 2002;

8) Adoption of resolutions on approval of the performance by the members of the Supervisory Board of their duties for the year 2002;

9) Adoption of resolutions on election of two members of the Supervisory Board in connection to the end of term of office;

10) Adoption of resolutions on election of members of the Management Board for the subsequent term of office;

11) Adoption of resolutions on the series B shares of the Company intended for beneficiaries of the employee shares plan;

12) Adoption of a resolution on the series D shares of the Company intended for beneficiaries of the incentive plans;

13) Consideration and approval of the annual financial statements and the Management Board report on the operations of the company "City Magazine" Sp. z o.o. for the year 2002;

14) Closing of the General Meeting.

The Management Board informs, that the shareholders who by June 18, 2003 shall deliver the deposit certificates issued to confirm the ownership of Agora SA shares and stating the number of deposited shares as well as their lock-up by the time the General Meeting is closed, shall be entitled to participate in it.

The deposit certificates mentioned above should be delivered to the following address: Company Secretary, Agora SA, 8/10 Czerska Street, 00-732 Warsaw. In case of the deposit certificates sent to the Company by post, the receipt date will count.

The Company's announcement released on June 6, 2003: Draft resolutions of AGM

The Management Board hereby announces the draft resolutions of the Annual General Meeting of Shareholders convened for 25 June 2003 at 10:00 hours:

"Resolution No. 1

Pursuant to the stipulations of Art. 393 point 1 and Art. 395 § 2 point 1 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves to approve the Management Board report on the Company's operations as well as the financial statements for the year 2002."

"Resolution No. 2

Pursuant to the stipulations of Art. 55 item 2 and Art. 63c item 4 of the Accountancy Act, the General Meeting of Shareholders resolves to approve the consolidated financial statements comprising the Company and its affiliates or subsidiaries as well as the report on the Capital Group's operations for the year 2002."

"Resolution No. 3

Pursuant to the stipulations of Art. 395 § 2 point 2 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves that the net profit of PLN 72,618,777.55 (say: seventy two million six hundred eighteen thousand seven hundred seventy seven and 55/100) achieved by the Company in the fiscal year 2002 shall be distributed to finance loss from previous years resulting from merger with City Magazine Sp. z o.o. in the part totaling PLN 144,285.34 (say: one hundred forty four thousand two hundred eighty five and 34/100) and to increase the reserve capital in the remaining part totaling PLN 72,474,492.21 (say: seventy two million four hundred seventy four thousand four hundred ninety two and 21/100)."

"Resolution No. 8 a

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorized to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorized to acquire series B shares totaling 2,324,655 (say: two million three hundred twenty four thousand six hundred fifty five) shares, which list was approved by Agora-Holding and included in attachment No. 1 to the resolution of the Management Board of 21 May 2003 "on specifying the list of persons authorized to acquire shares in the employee shares plan in the year 2003."

"Resolution No. 8 b

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorized to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorized to purchase Series B Shares totaling 1,045,107 (say: one million forty five thousand one hundred and seven) shares, which list was *approved by Agora-Holding and included in attachment No.2 to the resolution* No. 2 of the Management Board of 21 May 2003 and in the resolution of the Management Board of 5 June 2003.

"Resolution No. 8 c

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorized to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorized to purchase Series B Shares totaling 25,185 (say: twenty five thousand one hundred eighty five) shares, which list was approved by Agora-Holding and included in attachment No. 1, items 43 to 193, to the resolution No. 2 of the Management Board of 21 May 2003."

"Resolution No. 9

In relation to the resolution of the extraordinary General Meeting of 8 May 1998 on the series D shares issue, amended by resolution No. 1 of the extraordinary General Meeting of 1 December 1998 (notarial deeds: rep A No. 2373/98 and rep. A No. 7503/98) a part of which was designated for subscription by persons covered by share incentive plans and other incentive programs at Agora SA (Series D Shares) approval is hereby granted for the list of persons conditionally authorised to purchase Series D Shares under the 2002 incentive plan totalling 13,909 *(say: thirteen thousand nine hundred and nine) shares, which list was included in the resolution No. 3 of the* Supervisory Board of 14 May 2003 and in attachment No. 2 items 1 to 42 to the resolution of the Management Board of 21 May 2003."

"Resolution No. 10

Pursuant to the stipulations of Art. 393 point 1 and Art. 395 § 2 point 1 and 3 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves to approve the financial statements and the Management Board report on operations of City Magazine Sp. z o.o. with its registered seat in Warsaw for the year 2002 and to grant approval to the members of the Management Board of City Magazine Sp. z o.o. of the performance of their duties in the fiscal year 2002."

The Company's announcement released on June 10, 2003:

AGORA SA

File No.: 82 – 4941

Amendments to the purchase agreement of Proszynski i S-ka Czasopisma

In reference to the current report of April 19, 2002 concerning entering by Agora SA with its registered set in Warsaw ("Agora" or the "Company") into an agreement of purchase of the enterprise "Proszynski i S-ka Czasopisma" Sp. z o. o. on April 19, 2002 ("Agreement"), the Management Board of Agora SA hereby informs of entering on June 9, 2003, into an Annex no. 1 to the Agreement ("Annex") with the company Proszynski i S-ka S.A.("Proszynski i S-ka").

Pursuant to Art. 3 item 2 of the Agreement, on February 18, 2003 Proszynski i S-ka paid PLN 620,748.66 to Agora SA, as an adjustment of the price of purchase. The adjustment comprised the difference between the amount of receivables of Proszynski i S-ka acquired by Agora as of the day of transfer of rights to the enterprise reduced by the amount of receivables collected by the Company as a result of applied vindication procedures and the total amount of receivables Agora did not regain.

Taking into consideration that Agora intends to continue the vindication procedures until the end of the year 2003, the Annex stipulates that the enterprise purchase price will increase by 90% of the receivables which decreased the price of purchase pursuant to Art. 3 item 2 of the Agreement and which were paid to Agora in 2003 as a result of the vindication procedures.

The payment resulting from the adjustment of the price of purchase shall be made by Agora SA by January 31, 2004.

The Company's announcement released on June 18, 2003:
Candidates to Agora's Management and Supervisory Board.

In relation to current disclosures of 3/6/2003 regarding the convening of General Assembly of Shareholders and of 6/6/2003 with draft resolutions the Management Board will present to the General Assembly, the Management Board of Agora SA informs that on June 18, 2003 Agora-Holding Sp. z o.o. - shareholder holding 100% of the registered preferred series A shares - has nominated the following candidates to the Management Board and Supervisory Board:

A. To the Management Board
1. Wanda Rapaczynski,
2. Piotr Niemczycki,
3. Helena Łuczywo,
4. Zbigniew Bak.

JUSTIFICATION

Ad 1.)

Ms. Wanda Rapaczynski is the President of the Management Board of Agora SA.

Ms. Rapaczynski supervises finance & radio divisions and oversees corporate staff & HR. She is the Member of the Supervisory Board of the affiliated company "Inforadio" Sp. z o.o. and the President of the Supervisory Board of AMS S.A. - a subsidiary company of Agora.

In 2003 she was elected the President of the Supervisory Board of Polish Union of Private Employers in Media and Advertising. She has been involved in the Agora's activities since the early 1990s.

Prior to joining Agora, she worked for Citibank NA in New York where, until 1992, she was Vice President and Head of New Product Development. Between 1980 and 1982 she held the position of Project Director and Research Associate at the Family Television Research and Consultation Center, Yale University, New Haven, CT. Before that she was a Post-doctoral fellow at the Educational Testing Service, Princeton, New Jersey. Ms. Rapaczynski started her career as a professor of psychology, which she lectured at several universities in New York and Connecticut.

Ms. Rapaczynski is a member of the Advisory Board of the Center for European Reform, an independent think-tank devoted to improving the quality of the debate on the future of the European Union. In 2002 she became a member the Polish Group in the Trilateral Commission.

In June 2003 she received NBS Public Relations award by which stock analysts and fund managers honored her as "The most respected CEO of a public company".

Ms. Rapaczynski was born in 1947. She holds a Ph.D. in Psychology from the City University of New York (1977) and a business degree (Master of Private & Public Management) from Yale University School of Organization and Management.

Wanda Rapaczynski is the Member of the Management Board of the Company since January 1993. Since April 1998 she is the President of the Management Board. Her election to the Management Board for the next term of office

assures the continuation of financial performance and further growth of the Company.

Ad. 2)

Piotr Niemczycki is the Deputy President of the Management Board. Mr. Niemczycki is one of the founders of "Gazeta Wyborcza" and Agora. In Agora he oversees publishing, printing and technology divisions. Mr. Niemczycki serves as a Member of the Management Board of Agora-Holding Sp. z o.o. and the Member of the Supervisory Board of AMS S.A. - subsidiary company of Agora.

In 1980s Mr. Niemczycki built the largest underground printing and distribution network in Poland for the magazine "Tygodnik Mazowsze". It was issued weekly with a circulation of 60,000 to 80,000 copies distributed throughout the country.

He is a member of the management board of International Press Institute and Chamber of Newspaper Publishers. He is also the Knight of the European Brotherhood of Gutenberg Knights.

Mr. Niemczycki was born in 1959. He received an MA degree in Philosophy from the Academy of Catholic Theology in Warsaw.

Piotr Niemczycki is the Member of the Management Board of the Company since its inception. His election to the Management Board for the next term of office assures the continuation of financial performance and further growth of the Company.

Ad. 3)

Helena Luczywo is the Deputy President of the Management Board. Ms. Luczywo is one of the founders of "Gazeta" and has served as its Deputy Editor-in-Chief since inception. In Agora she oversees editorial, administration and support divisions and heads an internet project.

In 1989 she participated in the round table discussions between the communist government and the opposition as a representative of the underground press to the media council. Between 1982 and 1989, she managed "Tygodnik Mazowsze", the most important publication of the clandestine Solidarity. In 1981 managed the "Solidarity" press agency and also worked for "Daily Telegraph". In 1977 she co-founded "The Worker", a publication instrumental in paving the path for the nascent "Solidarity" movement. She was acting editor until 1981.

Ms. Luczywo was born in 1946. She received an MA in Political Economy from Warsaw University where she also studied English.

Helena Łuczywo is the Member of the Management Board of the Company since its inception. Her election to the Management Board for the next term of office assures the continuation of financial performance and further growth of the Company.

Ad. 4)

Zbigniew Bak is the Deputy President of the Management Board. Mr. Bak joined Agora in 2000 and oversees the company's new business division (M&A) and magazines division. He is also responsible for the operational supervision of the Agora Group's activities in the outdoor advertising segment.

Before joining Agora, Zbigniew Bak has worked for 9 years for Arthur Andersen where he built a Corporate Finance Division being responsible for its development strategy, recruitment and training of employees as well as supervision of many projects carried out by Arthur Andersen in the fields of M&A and corporate finance. In 1998 he became a partner of Arthur Andersen and Managing Director of Arthur Andersen Corporate Finance as well as member of the board of the company in Poland.

Prior to joining Arthur Andersen he worked for the Polish Agency for Foreign Investments and consulting firm Moore Stephens.

Zbigniew Bak was born in 1964. In 1997 he graduated with high honours from the Graduate School of Business at the University of Chicago (MBA degree). Prior to this, he graduated from the Foreign Trade Department of the Warsaw School of Economics (M.Sc. degree). Since 1995 Zbigniew Bak is a member of the Association of Chartered Certified Accountants in the United Kingdom.

Zbigniew Bak is the member of the Management Board since 2000. During his term the Company initiated and mastered activities in new segments of the market. Election of Mr. Bak to the Management Board for the next term of office assures the continuation of financial performance and further growth of the Company.

B. To the Supervisory Board
1. Louis George Zachary, Jr., Managing Director of Lazard and Co-Head of the Media Group,
2. Pan Tomasz Sielicki, President of the management Board of ComputerLand (Poland) SA.

JUSTIFICATION

Ad. 1)

Louis George Zachary Jr., economist, concentrates his professional activities on investment banking with specialization in media and telecommunications. Until 2001 Managing Director and Co-Head of the Media and Telecommunications Group of Credit Suisse First Boston. Mr. Zachary was also member of the Equity Valuation

Committee, the Investment Banking Committee and the Investment Banking Management Committee of CSFB. After that he was a Managing Director and Global Head of the Media Group of Merrill Lynch & Co., Inc. Actually Louis Zachary is a Managing Director of Lazard and Co-Head of the Media Group.

Mr. Zachary holds a BA from Harvard College and MBA from Harvard Graduate School of Business Administration.

Mr Zachary has a deep knowledge of international media and publishing as well as new information technologies. He has also familiar with Polish market and problems associated with Agora's activities on this market.

Mr. Zachary is the Member of the Supervisory Board since June 1999. From the side of CSFB he participated in the process of restructuring of Agora and it's IPO. His knowledge of the enterprise and capital structure of Agora enables his efficient service as the Member of the Supervisory Board.

Ad. 2)

Tomasz Sielicki is the President of the Management Board of ComputerLand (Poland) S.A. - one of the biggest Polish computer enterprises, the company listed on the Warsaw Stock Exchange.

He has been with ComputerLand S.A. since the company's beginnings in 1991 and he's been the company's president since 1992.

He is seen as the man behind that company's success, its dynamic growth, great financial results and very successful debut on the Warsaw Stock Exchange in 1995.

Mr. Sielicki is also Vice President of Polish Business Roundtable and President of the Polish Union of Information Technology Private Employers. He is also a member of the Center for Strategic & International Studies, Council of Polish Chamber of Information Technology and Telecommunication, Polish Confederation of Private Employers and Junior Achievement Foundation, as well as a member of the board of the United Way and Friends of Litewska St. Children's Hospital Foundation.

Mr. Sielicki represents ComputerLand in the American Chamber of Commerce as well as on the World Economic Forum.

Mr. Sielicki holds the M.Sc. title from the Electronics Department of the Warsaw Polytechnic.

In his professional career Mr. Sielicki has gained a great experience in the filed of managing and operations of public companies. He is the Member of the Supervisory Board of Agora since April 1998.

According to delivered statements Louis Zachary and Tomasz Sielicki fulfill criteria of independence set forth in art. 20 sec. 6 of Agora's statute.

The Company's announcement released on June 26, 2003:
Shareholders exercising more than 5% voting rights at the AGM.

The Management Board of Agora SA informs that at the Annual General Meeting on June 25, 2003 the stakes held by the following shareholders entitled them to exercise more than 5% of total voting rights:

1. Agora Holding Sp. z o.o. with the seat in Warsaw - 31,800,376 votes, i.e. 41.93% of total voting rights;
2. Cox Poland Investments, Inc. with the seat in Atlanta, USA - 7,774,690 votes, i.e. 10.25% of total voting rights;
3. Deutsche Bank Trust Company Americas with the seat in New York, USA - 4,160,900 votes, i.e. 5.49% of total voting rights.

The Company's announcement released on June 26, 2003:
Resolutions of the AGM of June 25, 2003.

The Management Board hereby announces the resolutions of the Annual General Meeting of Shareholders held on 25 June 2003:

"Resolution No. 1

Pursuant to the stipulations of Art. 393 point 1 and Art. 395 § 2 point 1 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves to approve the Management Board report on the Company's operations as well as the financial statements for the year 2002."

"Resolution No. 2

Pursuant to the stipulations of Art. 55 item 2 and Art. 63c item 4 of the Accountancy Act, the General Meeting of Shareholders resolves to approve the consolidated financial statements comprising the Company and its affiliates or

subsidiaries as well as the report on the Capital Group's operations for the year 2002."

"Resolution No. 3

Pursuant to the stipulations of Art. 395 § 2 point 2 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves that the net profit of PLN 72,618,777.55 (say: seventy two million six hundred eighteen thousand seven hundred seventy seven and 55/100) achieved by the Company in the fiscal year 2002 shall be distributed to finance loss from previous years resulting from merger with City Magazine Sp. z o.o. in the part totalling PLN 144,285.34 (say: one hundred forty four thousand two hundred eighty five and 34/100) and to increase the reserve capital in the remaining part totalling PLN 72,474,492.21 (say: seventy two million four hundred seventy four thousand four hundred ninety two and 21/100)."

"Resolution no. 4 a.

Pursuant to Art. 395 § 2 point 3 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the member of the Management Board Mrs. Wanda Rapaczynski of the performance of her duties in the fiscal year 2002."

"Resolution no. 4 b.

Pursuant to Art. 395 § 2 point 3 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the member of the Management Board Mr. Piotr Niemczycki of the performance of his duties in the fiscal year 2002."

"Resolution no. 4 c.

Pursuant to Art. 395 § 2 point 3 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the member of the Management Board Mrs. Helena Łuczywo of the performance of her duties in the fiscal year 2002."

"Resolution no. 4 d.

Pursuant to Art. 395 § 2 point 3 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves, in conformity with the recommendation of the Supervisory Board, to grant approval to the member of the Management Board Mr. Zbigniew Bak of the performance of his duties in the fiscal year 2002."

"Resolution no. 5 a.

Pursuant to the stipulation of Art. 395 § 2 point 3 of the Polish Commercial Companies Code, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mrs. Anna Fornalczyk of the performance of her duties within the period between 25 June 2002 and 31 December 2002."

"Resolution no. 5 b.

Pursuant to the stipulation of Art. 395 § 2 point 3 of the Polish Commercial Companies Code, the General Meeting of Shareholders resolves to grant approval to the member of the Supervisory Board Mr. Stanislaw Soltysinski of the performance of his duties in the fiscal year 2002."

"Resolution no. 5 c.

Pursuant to the stipulation of Art. 395 § 2 point 3 of the Polish Commercial Companies Code, the General Meeting of Shareholders resolves to grant approval to the member of the Supervisory Board Mr. Tomasz Sielicki of the performance of his duties in the fiscal year 2002."

"Resolution no. 5 d.

Pursuant to the stipulation of Art. 395 § 2 point 3 of the Polish Commercial Companies Code, the General Meeting of Shareholders resolves to grant approval to the member of the Supervisory Board Mr. Louis Zachary of the performance of his duties in the fiscal year 2002."

"Resolution no. 5 e.

Pursuant to the stipulation of Art. 395 § 2 point 3 of the Polish Commercial Companies Code, the General Meeting of Shareholders resolves to grant approval to the member of the Supervisory Board Mr. Brian Cooper of the performance of his duties within the period between 25 June 2002 and 31 December 2002."

"Resolution no. 5 e.

Pursuant to the stipulation of Art. 395 § 2 point 3 of the Polish Commercial Companies Code, the General Meeting of Shareholders resolves to grant approval to the member of the Supervisory Board Mrs. Henryka Bochniarz of the performance of her duties within the period between 1 January 2002 and 24 June 2002."

"Resolution no. 5 e.

Pursuant to the stipulation of Art. 395 § 2 point 3 of the Polish Commercial Companies Code, the General Meeting of Shareholders resolves to grant approval to the member of the Supervisory Board Mr. John Mellott of the performance of his duties within the period between 1 January 2002 and 24 June 2002."

"Resolution no. 6 a

Pursuant to Art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 18 item 2, § 20 item 2 letter c. and § 21 item 2 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mr. Louis Zachary to the Supervisory Board of Agora SA.

"Resolution no. 6 b

Pursuant to Art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 18 item 2, § 20 item 2 letter c. and § 21 item 2 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mr. Tomasz Sielicki to the Supervisory Board of Agora SA.

"Resolution no. 7a

"Pursuant to Art. 368 § 4 of the Polish Commercial Companies Code as well as § 28 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mrs. Wanda Rapaczynski to the Management Board of Agora SA.."

"Resolution no. 7 b

"Pursuant to Art. 368 § 4 of the Polish Commercial Companies Code as well as § 28 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mr. Piotr Niemczycki to the Management Board of Agora SA.."

"Resolution no. 7 c

"Pursuant to Art. 368 § 4 of the Polish Commercial Companies Code as well as § 28 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mrs. Helena Luczywo to the Management Board of Agora SA."

"Resolution no. 7 d

"Pursuant to Art. 368 § 4 of the Polish Commercial Companies Code as well as § 28 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mr. Zbigniew Bak to the Management Board of Agora SA.."

"Resolution No. 8 a

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorized to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorized to acquire series B shares totaling 2,324,655 (say: two million three hundred twenty four thousand six hundred fifty five) shares, which list was approved by Agora-Holding and included in attachment No. 1 to the resolution of the Management Board of 21 May 2003 "on specifying the list of persons authorized to acquire shares in the employee shares plan in the year 2003."

"Resolution No. 8 b

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorized to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorized to purchase Series B Shares totaling 1,045,107 (say: one million forty five thousand one hundred and seven) shares, which list was approved by Agora-Holding and included in attachment No.2 to the resolution No. 2 of the Management Board of 21 May 2003 and in the resolution of the Management Board of 5 June 2003.

"Resolution No. 8 c

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a

part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorized to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorized to purchase Series B Shares totaling 25,185 (say: twenty five thousand one hundred eighty five) shares, which list was approved by Agora-Holding and included in attachment No. 1, items 43 to 193, to the resolution No. 2 of the Management Board of 21 May 2003."

"Resolution No. 9

In relation to the resolution of the extraordinary General Meeting of 8 May 1998 on the series D shares issue, amended by resolution No. 1 of the extraordinary General Meeting of 1 December 1998 (notarial deeds: rep A No. 2373/98 and rep. A No. 7503/98) a part of which was designated for subscription by persons covered by share incentive plans and other incentive programs at Agora SA (Series D Shares) approval is hereby granted for the list of persons conditionally authorized to purchase Series D Shares under the 2002 incentive plan totaling 13,909 (say: thirteen thousand nine hundred and nine) shares, which list was included in the resolution No. 3 of the Supervisory Board of 14 May 2003 and in attachment No. 2 items 1 to 42 to the resolution of the Management Board of 21 May 2003."

"Resolution No. 10

Pursuant to the stipulations of Art. 393 point 1 and Art. 395 § 2 point 1 and 3 of the Polish Commercial Companies Code as well as § 13 of the Company's Statutes, the General Meeting of Shareholders resolves to approve the financial statements and the Management Board report on operations of City Magazine Sp. z o.o. with its registered seat in Warsaw for the year 2002 and to grant approval to the members of the Management Board of City Magazine Sp. z o.o. of the performance of their duties in the fiscal year 2002."

The Company's announcement released on June 26, 2003:

Information on appointment of members of the Company's governing bodies.

The Management Board of Agora SA with its seat in Warsaw hereby informs on appointment of members of the Company's Supervisory and Management Board on the basis of the resolutions of the Annual General Meeting of June 25, 2003.

Tomasz Sielicki and Louis Zachary were appointed members of the Supervisory Board for the tree years long term of office.

Louis George Zachary Jr., economist, concentrates his professional activities on investment banking with specialization in media and telecommunications. Until 2001 Managing Director and Co-Head of the Media and Telecommunications Group of Credit Suisse First Boston. Mr. Zachary was also member of the Equity Valuation Committee, the Investment Banking Committee and the Investment Banking Management Committee of CSFB. After that he was a Managing Director and Global Head of the Media Group of Merrill Lynch & Co., Inc. Actually Louis Zachary is a Managing Director of Lazard and Co-Head of the Media Group.

Mr. Zachary holds a BA from Harvard College and MBA from Harvard Graduate School of Business Administration.

Mr Zachary has a deep knowledge of international media and publishing as well as new information technologies. He has also familiar with Polish market and problems associated with Agora's activities on this market.

While working for CSFB Mr. Louis Zachary participated in the process of restructuring of Agora and it's IPO. He has been the Member of the Supervisory Board since June 1999.

Tomasz Sielicki is the President of the Management Board of ComputerLand (Poland) S.A. - one of the biggest Polish computer enterprises, the company listed on the Warsaw Stock Exchange.

He has been with ComputerLand S.A. since the company's beginnings in 1991 and he's been the company's president since 1992.

He is seen as the man behind that company's success, its dynamic growth, great financial results and very successful debut on the Warsaw Stock Exchange in 1995.

Mr. Sielicki is also Vice President of Polish Business Roundtable and President of the Polish Union of Information Technology Private Employers. He is also a member of the Center for Strategic & International Studies, Council of Polish Chamber of Information Technology and Telecommunication, Polish Confederation of Private Employers and Junior Achievement Foundation, as well as a member of the board of the United Way and Friends of Litewska St. Children's Hospital Foundation.

Mr. Sielicki represents ComputerLand in the American Chamber of Commerce as well as on the World Economic Forum.

Mr. Sielicki holds the M.Sc. title from the Electronics Department of the Warsaw Polytechnic.

In his professional career Mr. Sielicki has gained a great experience in the filed of managing and operations of public companies. He has been the Member of the Supervisory Board of Agora since April 1998.

The Annual General Meeting of June 25, 2003 also appointed the Management Board members: Wanda Rapaczynski, Helena Luczywo, Piotr Niemczycki, and Zbigniew Bak.

Mrs. Wanda Rapaczynski - during the previous Management Board term of office held the post of the President. Mrs. Rapaczynski supervises finance & radio divisions and oversees corporate staff & HR. She is the Member of the Supervisory Board of the affiliated company "Inforadio" Sp. z o.o. and the President of the Supervisory Board of AMS S.A. - a subsidiary company of Agora.

In 2003 she was elected the President of the Supervisory Board of Polish Union of Private Employers in Media and Advertising. She has been involved in the Agora's activities since the early 1990s.

Prior to joining Agora, she worked for Citibank NA in New York where, until 1992, she was Vice President and Head of New Product Development. Between 1980 and 1982 she held the position of Project Director and Research Associate at the Family Television Research and Consultation Center, Yale University, New Haven, CT. Before that she was a Post-doctoral fellow at the Educational Testing Service, Princeton, New Jersey. Ms. Rapaczynski started her career as a professor of psychology, which she lectured at several universities in New York and Connecticut.

Mrs. Rapaczynski is a member of the Advisory Board of the Center for European Reform, an independent think-tank devoted to improving the quality of the debate on the future of the European Union. In 2002 she became a member the Polish Group in the Trilateral Commission.

In June 2003 she received NBS Public Relations award by which stock analysts and fund managers honored her as "The most respected CEO of a public company".

Mrs. Rapaczynski was born in 1947. She holds a Ph.D. in Psychology from the City University of New York (1977) and a business degree (Master of Private & Public Management) from Yale University School of Organization and Management.

Wanda Rapaczynski has been the Member of the Management Board of the Company since January 1993. Since April 1998 she has been the President of the Management Board.

Piotr Niemczycki - during the previous Management Board term of office held the post of the Deputy President. Mr. Niemczycki is one of the founders of "Gazeta Wyborcza" and Agora. In Agora he oversees publishing, printing and technology divisions. Mr. Niemczycki serves as a Member of the Management Board of Agora-Holding Sp. z o.o. and the Member of the Supervisory Board of AMS S.A. - subsidiary company of Agora.

In 1980s Mr. Niemczycki built the largest underground printing and distribution network in Poland for the magazine "Tygodnik Mazowsze". It was issued weekly with a circulation of 60,000 to 80,000 copies distributed throughout the country.

He is a member of the management board of International Press Institute and Chamber of Newspaper Publishers. He is also the Knight of the European Brotherhood of Gutenberg Knights.

Mr. Niemczycki was born in 1959. He received an MA degree in Philosophy from the Academy of Catholic Theology in Warsaw.

Piotr Niemczycki has been the Member of the Management Board of the Company since its inception.

Helena Luczywo - during the previous Management Board term of office she held the post of the Deputy President. Mrs. Luczywo is one of the founders of "Gazeta" and has served as its Deputy Editor-in-Chief since inception. In Agora she oversees editorial, administration and support divisions and heads an internet project.

In 1989 she participated in the round table discussions between the communist government and the opposition as a representative of the underground press to the media council. Between 1982 and 1989, she managed "Tygodnik Mazowsze", the most important publication of the clandestine Solidarity. In 1981 managed the "Solidarity" press agency and also worked for "Daily Telegraph". In 1977 she co-founded "The Worker", a publication instrumental in paving the path for the nascent "Solidarity" movement. She was acting editor until 1981.

Mrs. Luczywo was born in 1946. She received an MA in Political Economy from Warsaw University where she also studied English.

Helena Łuczywo has been the Member of the Management Board of the Company since its inception.

Zbigniew Bak - during the previous Management Board term of office he held the post of the Deputy President. Mr. Bak joined Agora in 2000 and oversees the company's new business division (M&A) and magazines division. He is also responsible for the operational supervision of the Agora Group's activities in the outdoor advertising segment.

Before joining Agora, Zbigniew Bak has worked for 9 years for Arthur Andersen where he built a Corporate Finance Division being responsible for its development strategy, recruitment and training of employees as well as supervision of many projects carried out by Arthur Andersen in the fields of M&A and corporate finance. In 1998 he became a partner of Arthur Andersen and Managing Director of Arthur Andersen Corporate Finance as well as member of the board of the company in Poland.

Prior to joining Arthur Andersen he worked for the Polish Agency for Foreign Investments and consulting firm Moore Stephens.

Zbigniew Bak was born in 1964. In 1997 he graduated with high honours from the Graduate School of Business at the University of Chicago (MBA degree). Prior to this, he graduated from the Foreign Trade Department of the Warsaw School of Economics (M.Sc. degree). Since 1995 Zbigniew Bak is a member of the Association of Chartered Certified Accountants in the United Kingdom.

Zbigniew Bak has been the member of the Management Board since 2000. During his term the Company initiated and mastered activities in new segments of the market.

File No.: 82 – 4941

According to the stipulations of § 29 item 1 of the Company's articles, the term of office of the Management Board appointed by the Annual General Meeting on June 25, 2003 shall last for five years.

Furthermore, during its meeting on June 25, 2003, in accordance with the provisions of § 33 of the Company's articles the Management Board adopted a resolution concerning the division of functions within the Board. Wanda Rapaczynski was appointed President and Piotr Niemczycki, Helena Luczywo and Zbigniew Bak Deputy Presidents of the Board.

The Company's announcement released on June 26, 2003:

The Company's statement concerning compliance with the rules of "Best practices in public companies"

According to the requirement of the Warsaw Stock Exchange, the Management Board of Agora SA with its seat in Warsaw (the "Company") hereby announces the statement concerning adoption by the Company of the rules of "Best practices in public companies" (in the column "Comments and Recommendations" called the "Code") which was approved by the Company's Supervisory Board and presented to the Annual General Meeting on June 25, 2003:

RULE	COMPLIANCE	COMMENTS AND RECOMMENDATIONS
I. Objective of the Company The basic objective of operations of a company's authorities is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	COMPLIANT	-
II. Majority Rule and Protection of Minority A joint-stock company is a capital venture, and, therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributed bigger capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by the law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	NON-COMPLIANT	In 1998 the Company issued registered shares which give their holders certain privileges. Series A registered shares enjoy voting preference that gives their holders 5 votes per share. Series C registered shares enjoy 5 votes per share preference provided their shareholders' total voting rights share shall not be higher than the holders' share in the Company's share capital. Furthermore, series A registered shares provide their holders with privileges which limit the rights of other shareholders including the right to nominate candidatures to the Company's Management and Supervisory Board (the shareholders specified in § 21 item 1 point a) letter (ii) are also eligible to nominate the candidates to the Supervisory Board). Since the Company's IPO Agora-Holding Sp. z o.o. has held all series A registered shares. Agora's share capital structure was subjected to the idea of maintaining "Gazeta Wyborcza's" autonomy which, among others, constitutes the fundamental factor of the Company's value. Such a structure reflects solutions applied in countries of developed capital markets and was adopted prior to the Company's IPO. The preferences ascribed to series A and C registered shares were disclosed by the Company in its Initial Offering Circular.
III. Honest Intentions and No-Abuse of Rights The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set and, thus, constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus, ensuring the best protection of equitable interests of the shareholders and other market participants.	COMPLIANT	-
IV. Court Control The company's authorities and persons chairing a general meeting cannot decide on issues which should be resolved by court judgments. This does not apply to activities which are within the powers of the company's authorities and persons chairing general meetings or which they are obliged to	COMPLIANT	-

undertake by force of law.		
V. Independent Opinions Ordered by the Company When choosing an entity which is to provide expert services, including, in particular, the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	COMPLIANT	-
BEST PRACTICES OF GENERAL MEETINGS 1. A general meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	COMPLIANT	-
2. A request for convening a general meeting and placing certain issues on its agenda, made by parties entitled to do that, should be justified. Draft resolutions proposed to be adopted by the general meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the general meeting, in advance so as to allow them to review and evaluate the same.	COMPLIANT	-
3. The general meeting convened at the request of shareholders should be held on a date given in the request, and if this date cannot be kept, on the closest date which will allow the general meeting to settle the issues placed on its agenda.	COMPLIANT	In case such a request is made the Company shall comply with the Code's recommendations.
4. A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a general meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the general meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	COMPLIANT	General Meetings of Shareholders have not been cancelled by the Company. In case of deciding upon cancellation of the General Meeting of Shareholders in the future the Company shall comply with the Code's recommendations.
5. In order for a representative of a shareholder to participate in a general meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting is in conformity with the law and does not require any additional confirmations and acknowledgement unless its authenticity or validity prima facie raises doubts of the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting.	COMPLIANT	-
6. The general meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent general meeting.	PARTIALLY COMPLIANT	The by-laws of the General Meeting of Shareholders was adopted on May 8, 1998. Amendments to the by-laws were made on December 1, 1998 - in relation to the Company's planned IPO - as well as on June 24, 2002 - to adjust the by-laws to amendments of the commercial law.
7. A person opening the general meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	COMPLIANT	-
8. The chairman of the general meeting ensures an efficient conduct of the meeting and observance of the rights and interests of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his	COMPLIANT	-

function, or put off the signing of the minutes of the meeting.		
9. A general meeting should be attended by members of the supervisory board and the management board. An expert auditor should be present at a n annual general meeting and at an extraordinary general meeting if financial matters of the company are to be discussed thereat.	COMPLIANT	-
10. Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the general meeting, provide the participants of the meeting with explanations and information concerning the company.	COMPLIANT	-
11. All answers provided by the management board to the questions posed by the general meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	COMPLIANT	-
12. Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	COMPLIANT	In case of announcing a short break in the session the Company shall comply with the stipulations of the General Meeting by-laws which remain in conformity with the Code's recommendations.
13. Voting on issues placed on the agenda may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	COMPLIANT	-
14. A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The general meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.	COMPLIANT	The statutes provide that: "Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request."
15. A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	COMPLIANT	-
16. Due to the fact that the Code of Commercial Companies does not provide for court control in the event where a resolution is not adopted by the general meeting, the management board or the chairman of the meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, have the possibility of challenging the same; provided that he is entitled to do so.	COMPLIANT	-
17. At the request of a participant in the general meeting, his written statement is recorded in the minutes.	COMPLIANT	In case of such request the Company shall comply with the recommendations of the Code.
BEST PRACTICES OF SUPERVISORY BOARDS 18. The supervisory board submits to the general meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual general meeting.	COMPLIANT	-
19. A member of the supervisory board should have relevant education, professional and practical experience, be of high morale and be able to devote all time required to properly perform the function on the supervisory board. Candidates for members of the supervisory board should be presented and supported by reasons in sufficient detail to allow an educated choice.	COMPLIANT	-
20. (a) At least one-half of members of the supervisory board should be independent members. Independent members of the supervisory board should not have any relations wit h the company	COMPLIANT	§ 20 item 6 of the statutes requires that at least three out of five members of the Supervisory Board shall be independent and specifies that such a person satisfies the following conditions: is not an Affiliate of the Company (except for being a member of the Company's

and its shareholders or employees, which relations could have significant impact on the ability of the independent member to make impartial decisions. (b) Detailed criteria of independence should be laid *down in the statutes of the company.* (c) Without consent of at least one independent member of the supervisory board, no resolutions should be adopted on the following issues: - performances of any kind by the company and any entities associated with the company in favor of members of the management board; - consent to the execution by the company or its subsidiary of a key agreement with an entity associated with the company, member of the supervisory board or the management board, and *with their associated entities; and* - appointment of an expert auditor to audit the financial statements of the company. *The above rule may be implemented by the company on a date different than that for the remaining rules of the set, but no later than by the end of 2004.*		Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public *Trading of Securities, collectively, the "Agora Group";* and is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.
21. A supervisory board member should, most of all, bear in mind the interests of the company.	COMPLIANT	-
22. Members of the supervisory board should take relevant actions in order to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on the risk related to the carried out business and ways of managing such risk.	COMPLIANT	-
23. A supervisory board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	COMPLIANT	Such a situation shall be regulated accordingly with the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member which remains in conformity with the Code's recommendations.
24. Information on personal, actual, and organizational connections of a supervisory board member with a given shareholder, and, in particular, with the majority shareholder, should be available to public. The company should have a *procedure in place for obtaining information from* members of the supervisory board and for making it available to the public.	COMPLIANT	-
25. Supervisory board meetings, save for issues which directly concern the management board or its members, and, in particular, removal, liability, and setting remuneration, should be accessible and open to members of the management board.	COMPLIANT	-
26. A supervisory board member should enable the management board to present publicly and in an appropriate manner information on the transfer or acquisition of the shares of the company or of its dominant company or a subsidiary, and of transactions with such companies, provided that such information is relevant for his financial standing.	COMPLIANT	-
27. Remuneration of members of the supervisory board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The *remuneration should be in reasonable relation to* the remuneration of members of the management board. The aggregate remuneration of all members of the supervisory board should be disclosed in the annual report.	COMPLIANT	-
28. The supervisory board should operate in accordance with its by-laws which should be available to the public.	NON-COMPLIANT	Main issues concerning the functioning of the Supervisory Board including among others, means of convening meetings, conditions for validity of resolutions, rights of the Chairman as well as participating in meeting with the use of remote means of communication are provided by the statutes. Other issues connected with the functioning of the Supervisory Board including the regulations of the Best Practices Code were regulated by the resolution of the Supervisory Board of May 14, 2003 concerning the

		duties of the Supervisory Board and performance of the mandate of the Supervisory Board member.
29. The agenda of a supervisory board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the supervisory board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the supervisory board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a supervisory board member and the company.	COMPLIANT	-
30. A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit to the supervisory board detailed reports on the performance of his task.	COMPLIANT	In case such situation takes place, a member of the Supervisory Board delegated to perform permanent supervision shall be obliged by the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member which resolution regulates such duties.
31. A supervisory board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and, in particular, if it could hinder the timely adoption of an important resolution.	COMPLIANT	The statutes also provides that in case a member of the Supervisory Board resigns from the post, the Supervisory Board is in the position to appoint a new member whose term of office shall end at the nearest General Meeting.
BEST PRACTICES OF MANAGEMENT BOARDS 32. Bearing in mind the interest of the company, the management board sets forth the strategy and the main objects of the company's operations, and submits them to the supervisory board. The management board is liable for the implementation and performance of the same. The management board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with the legal regulations and best practice.	COMPLIANT	-
33. While making decisions on corporate issues, members of the management board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. While determining the interest of the company, one should keep in mind the justified in long term perspective interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company, as well as the interests of local community.	COMPLIANT	-
34. In transactions with shareholders and other persons whose interests have impact on the interest of the company, the management board should act with utmost care to ensure that the transactions are at arms' length.	COMPLIANT Provisions of § 19 sec. 1 point b of the Articles of Association.	-
35. A management board member should display full loyalty towards the company and avoid actions which could lead to implementing exclusively own material interest. If a management board member receives information on the possibility of making an investment or another advantageous transaction concerning the objects of the company, he should present such information immediately to the management board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the management board and only when this does not infringe the company's interest.	COMPLIANT	-
36. A management board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	COMPLIANT	-
37. Management board members should inform the supervisory board of each conflict of interest in	COMPLIANT	-

connection with the performed function or of the risk of such conflict.		
38. The remuneration of management board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	COMPLIANT	Members of the Management Board obtain fixed remuneration connected with the functions of the board's members as well as with the functions of the managing directors. Once a year members of the Management Board may obtain cash incentive bonus dependent on the Company's realization of the forecasted financial results. The remuneration of Agora's Management Board members is lower than in other companies of comparable size. Furthermore, members of the Management Board are subject to incentive plans carried out by Agora-Holding Sp. z o.o. in co-operation with Agora SA. Under these plans, members of the Management Board may obtain the right to purchase from Agora-Holding Agora's shares which are subject to 5 years' lock-up.
39. The aggregate remuneration of all members of the management board should be disclosed and itemized in the annual report. If the amount of remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.	COMPLIANT	The Company disclosed total amount of remunerations paid to the members of the Management Board. Starting with the interim report for the first half of 2003 the Company shall disclose total amounts of fixed remuneration and variable, incentive remuneration.
40. The management board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	COMPLIANT	-
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS 41. The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	COMPLIANT	-
42. In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	COMPLIANT	-
43. The expert auditor should be selected by the supervisory board or general meeting of the company, upon receiving recommendations from the supervisory board.	COMPLIANT	In case of change of the auditor the Management Board recommends candidates to the Supervisory Board for approval.
44. An auditor auditing annual accounts of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	COMPLIANT	In case of a necessity to appoint such an auditor the Company shall comply with the Code's recommendations.
45. A company should acquire its own shares in such a way that no group of shareholders be privileged.	COMPLIANT	In case of a decision to acquire its own shares the Company shall comply with the Code's recommendations..
46. The statutes of the company, its basic internal regulations, information and documents related to general meetings, and the financial statements should be made available in the registered office of the company and on its website.	COMPLIANT	www.agora.pl
47. The Company should have proper media relations procedures and regulations and an information policy, ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operation and business, standing, and enable their presence at general meetings.	COMPLIANT	-
48. In its annual report, a company should make public its statement on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	COMPLIANT	The statement concerning the application of corporate governance standards is made public by announcing the report herein. In future years the statement concerning best practices shall be included in the Company's annual report.

AGORA SA

File No.: 82 – 4941

The Company's announcement released on July 1, 2003:

Admitting shares for trading on the Warsaw Stock Exchange.

The Management Board of Agora SA informs that on 9th July 2003 2,487,099 shares of Agora SA (the Shares) will be admitted for trading on the main market of the Warsaw Stock Exchange. The Shares constitute 9% of all of shares of Agora SA currently listed on the Warsaw Stock Exchange and 11% of the free float (including shares held by the depositary bank for GDRs).

The Shares were purchased by employees of Agora and other companies from Agora's capital group pursuant to stock participation programs executed by Agora in cooperation with Agora-Holding Sp. z o.o.

1.7 million of the shares are held by shareholders who acquired shares as a result of the Company's transformation into the joint stock company in 1998. The remaining shares were purchased from Agora-Holding Sp. z o.o. at the nominal value from 2000 to 2002.

The Company's announcement released on July 9, 2003:

Annex to Agreement on rules governing disposal of series B shares of Agora SA

The Management Board of Agora SA ("Agora") with its seat in Warsaw hereby informs that on July 8, 2003 Agora and its shareholder Agora-Holding Sp. z o.o. ("Holding") entered into Annex No. 3 ("the Annex") to the Agreement of December 15, 2000 that determined rules of disposal by Agora-Holding of series B shares of Agora ("the Shares") to beneficiaries of incentive plans adopted by Agora and Holding, of which Agreement Agora informed in the current report of December 18, 2000.

The Annex stipulates that in case Holding shall not hold a stake of series D shares of Agora that should secure the rights of participants of incentive plans, in order to achieve the purpose Holding shall be entitled to use the Shares. The Shares disposed by Holding instead of series D shares shall be subject to appropriate stipulations contained in agreements and other documentation concerning series D shares of Agora.

The Company's announcement released on July 14, 2003:

Increasing stake in Radio Puls (Lublin).

The Management Board of Agora SA with its seat in Warsaw (the "Company") hereby informs of acquiring on July 8, 2003 of 44.00% of the share capital in the company under the business name "Bis Media" Sp. z o.o. with its seat in Lublin, the broadcaster of a local radio program "Radio Puls (Lublin)". As a result of acquisition of the above-mentioned stake, Agora SA holds 48.99% in Bis Media share capital, which entitles the Company to 48.99% of voting rights at the General Meeting of Shareholders.

Additional information:

1) The investment was financed from the Company's equity.

2) The investment in Bis Media is of a long-term nature.

3) Agora SA acquired 767 (seven hundred and sixty seven) shares of Bis Media of a total nominal value of PLN 440,258.00.

4) The acquisition of shares took place on July 8, 2003, on the basis of a share disposal agreement entered into between Agora SA and the vendor of shares - the company MULTICO-PRESS Sp. z o.o. with its seat in Warsaw at 6 Ciasna Street, entered in the commercial companies register maintained by the Warsaw Local Court, XX Commercial Department of the National Court Registry, under the number 49662.

5) Both the vendor and Agora SA were shareholders in Bis Media Sp. z o.o., in which company Agora had previously held 4.99% of the share capital entitling it to exercise 4.99% of voting rights at the General Meeting of Shareholders.

AGORA SA

File No.: 82 – 4941

The Company's announcement released on August 7, 2003:

Financial report for 2 Q 2003.

AGORA GROUP
THE MANAGEMENT DISCUSSION AND ANALYSIS
OF THE COMPANY'S INTERIM RESULTS
FOR 2003 PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

REVENUE PLN 426.2 MLN, EBITDA PLN 91.9 MLN, OPERATING CASH FLOW PLN 69.2 MLN

Unless indicated otherwise, all the data presented below represent the period from January to June 2003, while the comparison refers to the first half of 2003 versus the first half of 2002. The percent changes presented herein have been calculated on the basis of exact (not rounded off) figures.

Market data sources

Advertising market data referred herein are based on Agora's estimates adjusted for average discount rate and stated in current prices. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska, CR Media monitoring, AMS on the basis of Media Watch monitoring.

The data on the number of copies sold of daily newspapers is based on the National Circulation Audit Office (ZKDP).

HIGHLIGHTS:

- The Polish advertising market shrank by 1.3% yoy in the second quarter; print advertising lost 3.5%, while its daily newspaper segment went down by as much as 10.6%.
- The first signs of the economic recovery are appearing on the horizon. If such positive trend continues, the advertising market will turn positive in the fourth quarter of the year.
- Axel Springer officially confirmed its plans to launch a new daily in Poland. Agora is determined to defend *Gazeta Wyborcza*'s advertising and readership position. The Company will commit significant organizational and financial resources to that battle.
- In the first half of 2003, the average PLN/EURO exchange rate was up by 9.1% vis a vis the exchange rate set in the Group's budget, hence the Company's newsprint cost grew by 4.3% versus the budgeted level.
- Total revenue of the Group grew by 11.3% in the first half of the year but the press segment sales (ex. magazines) declined by 6.3%. A 8.6% increase was recorded in AMS revenue and a 1.4% in local radio stations. Revenue of magazines reached PLN 37.8 million.
- The Group generated PLN 69.2 million operating cash flow, the net debt of the Group (gross debt less cash and marketable securities) amounted to PLN 66.3 million.

Wanda Rapaczynski, the President of the Management Board, said:

"We have seen the first signs of economic recovery, but now we are in the midst of the holiday season with little advertising activity. If the positive economic trend continues, we should see the advertising market turn positive year-on-year in the autumn.
We are facing an important challenge - Axel Springer's new daily. Agora will respond decisively and will commit significant financial resources to defend *Gazeta Wyborcza*'s advertising and readership position. We have spent the last 14 years building it and intend to protect it."

File No.: 82 – 4941

I. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.2. Economy

The latest economic indicators have brought some optimism. According to the preliminary market estimates, growth of companies investments will not turn negative in the second quarter of this year. Both in April and May, the retail sales were also on the growth path, while the May's unemployment rate was 17.9% down on 18.4% in April. This is good news for the advertising market. Still we must bear in mind a few-month lag between economic recovery and revival in the advertising market.

1.2. Advertising market

According to Agora's estimates, the total advertising spending decreased by 1.3% yoy in the second quarter of 2003. The pace of decline was at the level of that recorded in the first three months of 2003.

For the following consecutive quarter print employment advertising - leading indicator of the economy - posted a growth. In the second quarter of 2003, the advertising spending in this category went up by 2%, while the total first half of the year brought a 3% increase. Growth was also visible in the number of employment ads. The first six months of the year brought an 8% growth in number of ads, while the June's figures showed a 14% increase.

Another adspend increase was noted in the automotive category, severely affected by recession in the industry. The second quarter of the year brought a 14% yoy growth of the category. In the first half of the year, the automotive advertising recorded a 4% increase. According to new car sales monitoring agency Samar, the number of new cars sold in the first half of 2003 grew by 13.3%. The agency expects the positive trend to continue till the end of this year.

The negative trend persists in a construction industry. The adspend in the construction advertising category shrank by 14% in the second quarter of 2003 and by 12% in the first half of the year.

The ad market decline in the second quarter of the year was partially attributed to TV adspend decline (by 1.8%). The television segment posted revenue decrease due to lack of the Football World Cup advertising. The radio advertising market increased by 9.3% while outdoor expenditures grew by 5.5%.

The discount pressure did not ease. TV continues to offer the lowest cost of reach and leads in discount levels granted to its clients. For the last three years, TV stations - in order to maintain revenue and attract clients - drastically lowered their advertising rates. The rates reached such minima that TV became the most popular advertising medium. It is also the first time TV stations have officially admitted they broadcast so many commercials that they cannot satisfy the market demand. Moreover, the number of commercials per single ad slot is so high that TV advertising becomes less and less effective. Market watch dogs forecast growth in TV ad prices. Public TV has already announced its plans to increase rates. However, due to existing long-term contracts, the effect of price increases will not be visible immediately.

The upward revision of prices seems even more feasible if one takes into account the latest ordinance by the National Broadcast Council aimed at compliance of Poland's TV regulations with the EU requirements. The new ordinance, effective as of Poland's entry to the EU, introduces limits to interrupting scheduled TV programming with commercials.

National radio stations implemented even more flexible pricing policies than TV stations. Hence, national broadcasters gained revenue at the cost of local players.

In the first half of 2003, the discount pressure mounted also in the magazine advertising.

As was the case in previous quarters, in the second quarter of the year the dailies market suffered the most from the overall ad market recession and TV pricing policy. The second quarter brought a 10.6% decline in the total dailies ad market, while adspend in national dailies shrank by 14.5%. It was the strong competition from national TV stations which had a negative impact on the performance of the national dailies. Cheap TV advertising

became an attractive alternative to dailies for national advertising campaigns. The situation got even worse due to aggressive struggle among dailies for every advertising penny.

Out of four major advertising categories of the national dailies, the two most adversely affected were finance (a 16% decline) and telecom (down 30%). The announcements category was also in the red (down 5%). But it is the first time in the last two years that the automotive advertising noted a 7% growth.

Among well-performers were also magazines. In the second quarter of this year, the total magazine ad market increased by 6.5%, leveraged by a significant adspend growth in the telecom and automotive categories, up 42% and 14%, respectively. An increase was also visible in key magazine ad categories, such as health (6%), food (2%) and clothing (66%).

In May 2003, the Parliament liberalized the law on beer advertising on TV and outdoor panels. Despite the fact that the lion share of revenue from potential beer advertising will go to TV, the outdoor companies shall also experience the positive impact of regulatory changes.

Unless explicitly stated otherwise, all advertising figures referred herein are based on Agora's estimates adjusted for an average discount rate and are presented in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be all correct and will be adjusted in the consecutive reporting periods. The estimates referring to employment advertising category are more precise because they are based on Gazeta Wyborcza's revenues which constitute about 88% share of this category in all paid dailies.

1.3. Circulation market

The negative trend in the dailies copy sales market has not eased. According to the National Circulation Audit Office (ZKDP), the number of newspapers sold in the period of January-May 2003 shrank by 6.5%. Copy sales of national information dailies declined by 10.6% and if we exclude the daily *Zycie*, which ceased publication in December 2002, the market declined by 7.6% against the corresponding period of 2002. The largest decline affected *Trybuna* and tabloid *Super Express*, the latter posting a 14% decrease.
In the first half of 2003, we also witnessed an aggressive competition among national magazine publishers. It mainly focused on very active promotion by means of attaching free gifts. In the second quarter of 2003, the most popular were VCDs and DVDs.

1.4. Competitive environment

The news on Axel Springer's plans to launch a national daily in the Polish market has been officially confirmed by the publisher. Still the publisher declined to reveal some details on the format or the timing of the publication. According to market rumors, the publisher is currently working on printing and distribution networks and is likely to kick off with the new title in the autumn.
According to the market news and official declarations of publishers, all important titles are preparing for the entry of the new competitor. The entry of the German publisher to the market will trigger a very strong competition among dailies.
Agora's Management Board is determined to undertake significant actions to secure *Gazeta Wyborcza*'s position in the dailies newspaper market even if such actions involved significant cost and short or mid-term margin deterioration of the Group.

1.5. The media law

The draft media law, approved by the government in the beginning of last year, set very restrictive limits on cross-ownership, granted more power to the Broadcast Council and was aimed at strengthening the position of the public media at the expense of the commercial media. The changes could have impeded the growth of the commercial media in Poland, including Agora.

In December 2002 – after the commercial media protested against the bill, and after *Gazeta Wyborcza* revealed an attempt to extort from Agora a USD 17.5 million bribe in exchange for a favorable media law – the work of Culture and Media Committee was suspended. The special committee appointed by the Parliament deemed many provisions of the draft to be unconstitutional. Despite the boycott by the opposition MPs, the Parliament decided to continue its work on the draft. The Culture and Media Committee took note of the special committee's

findings, as well as UKIE (Committee for European Integration) report on the violation of the EU law by this draft. Some amendments were introduced and the draft was sent down to the Parliament.

After the second reading, the draft media law was again reviewed by the Culture and Media Committee. It was not sent for the third parliamentary reading as the Speaker of the Parliament asked the National Broadcast Council and Parliament's Special Investigative Committee about their opinion on the matter. Polish Prime Minister asked the Parliament to cease works on the draft media law and he asked the Minister of Culture to prepare a new draft.

On 29 July, 2003, Prime Minister surprisingly put a motion to the Parliament to reject the draft. The same day, the Parliament voted for Prime Minister's motion. The new draft is to be submitted by the government in August, 2003.

2. INTERNAL FACTORS

2.1. Company's growth

In line with the operating goals adopted for 2003, the magazine division worked intensively to enhance the advertising and readership offer of its key titles. In the first half of 2003, we introduced substantial changes to *Poradnik Domowy* (Good Housekeeping) and *Wiedza i Zycie* (Science and Life). We also launched a new automotive magazine *Auto+*. The first sales reports of all face-lifted and new titles are good. The magazine division will continue promotional activities of its magazines.

In the first half of 2003, the Agora Group continued restructuring AMS's liabilities in order to improve the company's balance sheet structure. The Management Board of AMS continued operating cost containment program (in the first half of 2003, it encompassed, *inter alia*, rental fees reduction and restructuring of the sales department). The Management Board of AMS believes that it will be possible for the company to attain its ambitions operational goal for 2003, i.e. to break even at the EBITDA level.

3. PROSPECTS FOR THE REMAINDER OF THE YEAR

3.1. Revenue and operating cost

The first and second quarters' adspend figures suggest that the pace of decline in the advertising market is slowing down. We are facing a weak quarter of holiday season, still the latest economic data imply that, in accordance with our expectations, the advertising market in Poland will turn positive in the last quarter of the year.

Given the weaker than expected performance of the daily ad market in the first quarter of the year, Agora Group revised in May its market assumptions for 2003. The Management Board sustains these assumptions in regard to the whole ad market. However, our estimates on respective segments have been adjusted for real data and trends visible in the second quarter of 2003. As a result, the total adspend in 2003 (in current prices) will remain flat vis a vis 2002. TV advertising will grow by 3%, radio by 8% and outdoor by 2%. Only the dailies will continue bucking the trend with an assumed more than 9% decline yoy.

Such a market scenario is not without an impact on *Gazeta Wyborcza's* revenue. Therefore, the Management Board – in line with its earlier estimates – assumes a decline of the paper's ad revenue and a notch loss of its share in the dailies ad market.

On the back of the Group's growth in 2002 through acquisition of AMS and magazine titles, the Management Board assumes the Company's revenue will grow in 2003 vis a vis 2002 figures. In the first half of 2003, the new businesses, namely radio group, AMS and magazines, contributed PLN 95.5 million to the Group's revenue. However, due to weak performance of dailies ad market and worse than expected sales of *Gazeta Wyborcza* in the second quarter of 2003, reaching the goal of 10% revenue growth for the Group in 2003 will not be possible, unless the fourth quarter of the year brings a significant adspend growth in dailies, which in Management Board's opinion is rather unlikely.

The Management Board would like to remind that consolidation and integration of new businesses with the Agora Group significantly increased the cost base of the Company and will have a negative impact on net result achieved by the Group in 2003 due to, among others, goodwill write-off amounting to PLN 11.5 million for the whole year 2003, amortization of new magazine titles amounting to PLN 5.7 million and consolidation of net loss of new businesses.

In the first half of 2003, the new businesses decreased operating profit of the Group by PLN 14.8 million (including goodwill write-off in the amount of PLN 6.6 million and amortization of new magazine titles of PLN 2.9 million) and the net result by PLN 21.7 million (including interest expense on the loan drawn to finance the investment in AMS).

Another important factor influencing the cost base of the Group is a cost of production materials (mainly newsprint purchased by Agora) and printing services from external printing houses. Both cost items are exposed to an exchange rate risk. In the first half of 2003, we noted a significant EURO appreciation against Polish zloty. An average EURO exchange rate increased by around 16.6% in the period. Despite that, the cost of newsprint bought by Agora and used for production of *Gazeta Wyborcza* was 16.6% lower yoy. This decline was caused by the following reasons: (i) substantial decrease of newsprint usage in tons resulting partly from lower number of pages printed and, in part, from the fact that Agora stopped buying newsprint for third party printers; (ii) material decrease in the price of newsprint denominated in EURO.
Given the real EURO exchange rate appreciation vis a vis the Group's budget assumptions by 9.1% in the first half of the year, the newsprint cost in the period was 4.3% up on the budgeted level.

Due to the risk of EURO remaining very strong, the Management Board revised its EURO exchange rate assumptions for the operating plan of 2003. Assuming that an average PLN/EURO exchange rate for 2003 will be higher by 9.3% than the rate set in Agora's 2003 budget, we estimate *Gazeta's* 2003 newsprint cost and printing services rendered for the newspaper and magazines by external printing plants to be around PLN 10 million higher than budgeted.

3.2. Competition

Axel Springer announced its plans to start a new national newspaper in Poland. The Management Board of Agora would like to underscore that the protection of *Gazeta Wyborcza*'s market position is our priority and the most important competitive challenge for the year 2003.

The Group is fully mobilized for a market battle against a new competitor. Our actions will be decisive and will involve organizational changes and significant financial resources. Agora prepared its competitive strategy on the basis of the Company's long-term experience in the publishing market. The strong position of *Gazeta Wyborcza,* as well as synergies among various media within the Group will help Agora to better defend the newspaper's readership and advertising position.

The Management Board would like to underscore that in the context of the new competitive environment, one should expect that the actions aimed at defending *Gazeta Wyborcza*'s long-term market position and profitability will significantly increase the Group's cost base and have a material adverse impact on the financial results of the Group both this year and most probably also next year.

File No.: 82 – 4941

II. FINANCIAL RESULTS - abridged financial statements of the Agora Group

The consolidated financial statement of the Agora Group for the second quarter of 2003 includes Agora SA, Agora Poligrafia Sp. z o.o., the Art Marketing Syndicate S.A. Group (AMS), and 22 subsidiary and associated companies of the radio business.

The first consolidated statement of the Agora Group including subsidiary and associated companies of the radio business was prepared for the second quarter of 2002 (19 companies). Since the impact of the results of the previously not consolidated subsidiary and associated companies on the comparative financial statements is immaterial, the consolidated comparable financial statements have not been adjusted for this change. The cumulative impact of this change on shareholders' equity has been charged to shareholders' equity at the opening balance sheet as at January 1, 2002.

From the fourth quarter of 2002, the financial results of the AMS Group are fully consolidated with the results of the Agora Group..

To enhance comparability, the major items of the Profit and Loss Account of the Agora Group, excluding the magazine business, the AMS Group and radio related companies, are presented in part II point 3 of this MD&A.

The impact that consolidation of AMS, magazines and radio related companies has on major items of the Profit and Loss Account in the first half of 2003 is presented in part III hereof ("Operating review – major businesses of the Agora Group").

1. THE FINANCIAL STATEMENTS OF THE GROUP FOR THE SECOND QUARTER OF 2003 INCLUDE THE FINANCIALS OF THE FOLLOWING COMPANIES:

Companies consolidated by means of the full consolidation method		Agora's equity holding as at 30/06/03
1	Agora SA	
2	KKK FM S.A.	84.18%
3	Elita Sp. z o.o.	99.08%
4	Radio Trefl Sp. z o.o.	99.96%
5	IM 40 Sp. z o.o.	72.01%
6	LRR Sp. z o.o.	100.00%
7	O'LE Sp. z o.o.	100.00%
8	Karolina Sp. z o.o.	100.00%
9	CITY Radio Sp. z o.o.	100.00%
10	BARYS Sp. z o.o.	89.78%
11	ZUH UZNAM Sp. z o.o.	100.00%
12	Agora Poligrafia Sp. z o.o.	100.00%
13	ROM Sp. z o.o.	100.00%
14 (*)	Twoje Radio Sp. z o.o.	95.32%
15	Agencja Reklamowa Jowisz Sp. z o. o.	99.12%
16	Radio Pomożе Sp. z o.o.	100.00%
17(**)	The Art Marketing Syndicate S.A. Group (AMS)	99.72%

Companies valued with the equity method		Agora's equity holding as at 30/06/03
18	Inforadio Sp. z o.o.	41.61%
19	Jan Babczyszyn Radio Jazz FM Sp. z o.o.	42.00%
20	BOR Sp. z o.o.	48.16%
21	Radio Mazowsze Sp. z o.o.	23.95%
22	Radio Wanda Sp. z o.o.	27.00%
23	Multimedia Plus Sp. z o.o.	24.00%
24	Wibor Sp. z o.o.	48.99%
25	Radio Klakson Sp. z o. o.	49.00%

(*) indirectly, through Agencja Reklamowa Jowisz Sp. z o.o.

(**) the AMS Group includes: Art Marketing Syndicate S.A., Adpol Sp. z o.o., Akcent Media Sp. z o.o.

The remaining companies, in which Agora SA owns shares, are not consolidated as they are immaterial from the perspective of the accounting standards.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

In PLN million	II Q 2003	II Q 2002	% change yoy	I H 2003	I H 2002	% change yoy
Sales	227.6	217.3	4.8%	426.2	382.9	11.3%
Operating cost	(207.5)	(184.9)	12.3%	(404.6)	(331.6)	22.0%
Operating profit (loss)	20.1	32.4	(38.0%)	21.6	51.3	(57.9%)
Interest in net results of associates	(0.6)	(0.9)	-	(0.8)	(0.9)	-
Gain on disposal of shares in an associate	-	-	-	0.3	-	-
Provisions for losses on investments	(0.5)	(0.6)	-	(1.4)	(1.6)	-
Interest and financial items	(0.7)	(0.2)	-	(4.5)	5.4	-
Profit (loss) before income taxes	18.3	30.7	(40.3%)	15.2	54.2	(72.0%)
Income taxes	(5.0)	(1.4)	265.0%	(6.5)	(8.4)	(22.8%)
Minority interests	(0.3)	(0.4)	-	(0.5)	(0.4)	-
Net profit (loss)	13.0	28.9	(55.0%)	8.2	45.4	(81.9%)
EPS - net profit per 1 common share (PLN)	0.23	0.51	(55.0%)	0.15	0.80	(81.9%)
EBIT	20.1	33.4	(39.8%)	21.6	52.1	(58.6%)
EBIT margin (EBIT/Revenue)	8.8%	15.4%	(6.6 pp)	5.1%	13.6%	(8.5 pp)
EBITDA	54.7	62.5	(12.5%)	91.9	104.6	(12.1%)
EBITDA margin (EBITDA/Revenue)	24.0%	28.8%	(4.8 pp)	21.6%	27.3%	(5.7 pp)

In the first half of 2003, the new businesses, namely radio group, AMS and magazines, contributed PLN 95.5 million to the Group's revenue. Simultaneously, the new businesses decreased operating profit of the Group by PLN 14.8 million (including goodwill write-off in the amount of PLN 6.6 million and amortization of new magazine titles of PLN 2.9 million) and the net result by PLN 21.7 million (including interest expense on the loan drawn to finance the investment in AMS).

2.1 Major products and services of the Agora Group **and operating profit and cost** are presented in detail in part III hereof ("Operating review – major businesses of the Agora Group"). Additionally, to enhance comparability, operating cost of the Agora Group excluding magazines, AMS Group and radio business is presented in part II point 3 hereof.

2.2 Revenue structure of the Agora Group

Changes in the structure of the Group's revenue in comparison with 2002 result from the enlargement of the press segment due to acquisition of the magazine business, as well as from consolidation of radio business and the AMS Group.

In PLN million	I H 2003	Share of total revenue of the Group in I H 2003	I H 2002	Share of total revenue of the Group in I H 2002	% change yoy	% change yoy (pp)
A. Copy sales	111.2	26.1%	103.1	26.9%	8.0%	(0.8 pp)
Gazeta Wyborcza	89.3	21.0%	91.6	23.9%	(2.5%)	(2.9 pp)
Magazines	21.9	5.1%	10.6	2.8%	105.3%	2.3 pp
B. Ad sales	302.4	70.9%	267.4	69.9%	13.1%	1.0 pp
Gazeta Wyborcza(1)	208.9	49.0%	238.6	62.3%	(12.5%)	(13.3 pp)
Magazines	15.9	3.7%	7.7	2.0%	106.9%	1.7 pp
Outdoor *(2)*	55.2	12.9%	-	-	-	12.9 pp
Radio *(3)*	13.8	3.2%	15.6	4.1%	(11.4%)	(0.9 pp)
C. Other revenue	25.4	6.0%	14.3	3.7%	78.3%	2.3 pp
Printing services *(4)*	14.4	3.4%	5.5	1.4%	161.8%	2.0 pp
D. Internal sales of the Group excluded in consolidation	(12.8)	(3.0%)	(1.9)	(0.5%)	585.2%	(2.5 pp)
incl. ads on the AMS panels	(9.3)	(2.2%)	-	-	-	(2.2 pp)

Total revenue of the Group	426.2	100.0%	382.9	100.0%	11.3%	-

(1) sales of advertising and inserts
(2) sales of the AMS Group
(3) advertising sales of the radio related companies consolidated by means of the full consolidation method
(4) sales of printing services for external clients of Agora's plants (Bialoleka, Pila, Tychy)

Notes to data presented in the table above
Items A. and B. are not decreased by internal sales among the companies of the Agora Group.
Item C excludes internal sales between Agora SA and Agora Poligrafia Sp. z o.o. (to maintain clarity of the structure of revenue). The major revenue of Agora Poligrafia Sp. z o.o. is the sale of printing services to Agora SA. Agora –Poligrafia Sp. z o.o. uses the printing presses leased from Agora SA.
Other internal revenue within the Agora Group (excluded in consolidation) is presented in item D. in the table above (total internal sales within the Agora Group decreased by internal sales between Agora SA and Agora Poligrafia Sp. z o.o.).

2.3 The provisions were set up for investment activities in associated companies in the amount of PLN 1.4 million (an increase in provisions for a loan granted to Inforadio Sp. z o. o. and decrease in provision for contingent liabilities resulting from a guarantee granted to Inforadio Sp. z o.o.) .
2.4 Net of financial income and expenses includes mainly the interest income and expense, profit/loss on sales of securities and foreign exchange differences.

The result on short-term financial investments (securities, bank deposits) amounted to PLN 1.5 million in the first half of 2003, including PLN 0.3 million of income on revaluation of securities as at June 30, 2003.

Financial cost (incl. interest) resulting from the bank loans amounted to PLN 5.3 million.

3. MAJOR ITEMS OF THE PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP EXCLUDING THE MAGAZINES AND THE INFLUENCE OF CONSOLIDATION OF THE RADIO COMPANIES AND THE AMS GROUP:

In PLN million	II Q 2003	II Q 2002	% change yoy	I H 2003	I H 2002	% change yoy
Sales	173.8	184.5	(5.8%)	330.8	350.1	(5.5%)
Total operating cost before D&A	(121.6)	(127.1)	(4.4%)	(242.7)	(250.5)	(3.1%)
incl. raw materials and energy	(36.5)	(41.2)	(11.4%)	(76.4)	(82.9)	(7.9%)
incl. payroll and other staff cost	(45.3)	(46.6)	(2.6%)	(90.7)	(92.0)	(1.4%)
incl. other operating cost	(39.8)	(39.3)	0.9%	(75.6)	(75.6)	0.1%
D&A	(25.3)	(26.2)	(3.6%)	(51.7)	(49.6)	4.2%
Operating profit (loss)	26.9	31.2	(13.6%)	36.4	50.0	(27.3%)
Profit (loss) before income taxes	26.1	35.6(*)	(26.7%)	33.2	59.1	(43.8%)
Net profit (loss)	20.1	36.4(*)	(44.9%)	25.2	52.9	(52.3%)
EPS – net profit per 1 common share (PLN)	0.35	0.64	(44.9%)	0.44	0.93	(52.3%)
EBIT	26.9	32.0	(15.8%)	36.4	50.7	(28.3%)
EBIT margin (EBITDA/Revenue)	15.5%	17.3%	(1.8 pp)	11.0%	14.5%	(3.5 pp)
EBITDA	52.2	58.2	(10.3%)	88.1	100.3	(12.2%)
EBITDA margin (EBITDA/Revenue)	30.1%	31.6%	(1.5 pp)	26.6%	28.7%	(2.1 pp)

(*) Due to adjustment of the deferred tax in the second quarter of 2002 the net profit was higher than pretax profit.

Raw materials and energy
In the first half of 2003, the newsprint cost of *Gazeta Wyborcza* (purchased by Agora) accounted for 64.9% of total cost of materials and energy. It is worth underlining that the cost of materials and energy would decrease more if it weren't for the substantial increase in revenue from services rendered by the Group's printing plants to

third parties and the related increase in usage of raw materials and energy (the revenue amounted to PLN 14.4 million and grew by 161.8%).

Payroll and other staff cost

At the end of June 2003, the Agora Group (excluding new businesses) employed 3,061 full-time employees, that is 1.1% less than at the end of December 2002 and 2.2% less than at the end of June 2002.
An average full-time employment in the first half of 2003 was 2.8% lower yoy. In the said period, the payroll cost reached PLN 74.6 million (down 1.2% yoy).

D&A

In the second quarter of 2003, D&A decreased compared to the second quarter of 2002, mainly because the two-year-period of amortization of intangible fixed assets in the Internet segment ended in April 2003.
The main reasons for the increase in D&A in the first half of 2003, compared to the first half of 2002, are the following: depreciation of the new office building (the first phase was put in use in February 2002, the second one - in November 2002) and a depreciation of new printing facilities (put in use in October 2002).

Other operating cost

Major items in this category of cost include: advertising and representation expenses (PLN 19.3 million), external printing of *Gazeta Wyborcza* (PLN 13.2 million), IT services (PLN 5.2 million), telecommunications (PLN 4.6 million), newspaper transportation services (PLN 3.5 million), rents (PLN 3.1 million) and legal services (PLN 2.9 million).
Other operating cost include also the net amount of created and released provisions for bad debts. In the first half of 2003, the net cost on the above amounted to PLN 1.8 million (versus PLN 1.1 million of net revenue in the first half of 2002).

4. BALANCE SHEET OF THE AGORA GROUP

in PLN million	30/06/2003	30/06/2002	% change yoy	31/03/2003	%change 30/06/2003 vs. 31/03/2003
TOTAL ASSETS	1,393.5	1,197.1	16.4%	1,385.7	0.6%
Fixed assets	1,152.1	960.5	19.9%	1,177.2	(2.1%)
Share in balance sheet total	82.7%	80.2%	2.5 pp	85.0%	(2.3 pp)
Current assets	241.4	236.6	2.0%	208.5	15.8%
Share in balance sheet total	17.3%	19.8%	(2.5 pp)	15.0%	2.3 pp
TOTAL LIABILITIES	1,393.5	1,197.1	16.4%	1,385.7	0.6%
Equity	1,071.3	1,058.8	1.2%	1,058.3	1.3%
Share in balance sheet total	76.9%	88.4%	(11.5 pp)	76.4%	0.5 pp
Minority interests	1.0	0.9	2.9%	1.7	(43.2%)
Share in balance sheet total	0.1%	0.1%	0.0 pp	0.1%	0.0 pp
Long term liabilities, provisions	182.3	35.0	421.2%	197.3	(7.6%)
Share in balance sheet total	13.1%	2.9%	10.2 pp	14.2%	(1.1 pp)
Current liabilities	138.9	102.4	35.6%	128.4	8.2%
Share in balance sheet total	9.9%	8.6%	1.3 pp	9.3%	0.6 pp

4.1 Fixed assets

As for June 30, 2003, an increase in fixed assets by PLN 191.6 million (against June 30, 2002 status) resulted mainly from capital investment in AMS. Net goodwill on consolidation of the AMS Group as for June 30, 2003 amounted to PLN 150.5 million.

Agora SA acquired the magazine titles following the purchase of assets and liabilities of Proszynski i S-ka - Czasopisma Sp. z o.o. (April 2002) and publishing rights to four motorbike magazines (October 2002). As at June 30, 2003, their net book value amounted to PLN 80.9 million.

Net goodwill on acquired magazines as at June 30, 2003, amounted to PLN 2.9 million.

As at June 30, 2003, net goodwill on consolidation of subsidiary and associated companies of the radio business amounted to PLN 26.5 million.

As at June 30, 2003, net goodwill on inclusion of City Magazine Sp. z o.o. to Agora (October 31, 2002) amounted to PLN 2.3 million.

4.2 Current assets

As at June 30, 2003, the balance of cash and short-term securities decreased by PLN 25.4 million yoy and amounted to PLN 79.3 million.

As at June 30, 2003, the balance of assets resulting from valuation of embedded financial derivatives amounted to PLN 5.5 million.

The increase in trade receivables (versus June 30, 2002 status) results chiefly from the consolidation of the AMS Group.

4.3 Long-term liabilities and provisions

As at June 30, 2003 compared to June 30, 2002, the provision for deferred tax grew by PLN 19.0 million.
As at June 30, 2002, Agora SA booked the provision for deferred tax in compliance with then effective law that set the rates at 24% for 2003 and 22% for 2004. This lowered the provision for deferred tax by about PLN 7.5 million. As at June 30, 2003, the provision was calculated on the basis of a 27% tax rate.
Moreover, the difference between accounting depreciation and tax depreciation increased the said provision by PLN 12.3 million. If the CIT rate is lowered to 19% as of January 2004, as the government currently indicates, the provision for deferred income tax will be much lower at the end of 2003.

As at June 30, 2003 versus June 30, 2002, long-term bank loans increased by PLN 122 million yoy. After June 30, 2002, Agora SA drew a PLN 139.5 million tranche out of its credit line. The resources were devoted to the acquisition of AMS SA shares and its further financing. As at June 30, 2003, PLN 17.5 million of the above amount was booked as short-term liabilities.

4.4 Short-term liabilities

As at June 30, 2003, short-term liabilities increased by PLN 36.5 million yoy.

As at June 30, 2003, the short-term portion of the long-term debt of PLN 139.5 million drawn to finance the acquisition of AMS amounted to PLN 17.5 million. In addition, the increase in short-term liabilities as of June 30, 2003 in comparison with June 30, 2002, results from consolidation of bank loans (total balance of PLN 6.1 million) and other short-term liabilities of the AMS Group.

5. CASH FLOW STATEMENT OF THE AGORA GROUP

In PLN million	II Q 2003	II Q 2002	% change yoy	I H 2003	I H 2002	% change yoy
Net cash from operating activities	34.9	41.1	(15.1%)	69.2	94.4	(26.7%)
Net cash from investment activities	(56.8)	(97.9)	(42.0%)	(65.3)	(128.1)	(49.0%)
Net cash from financing activities	(5.7)	(1.8)	216.7%	(25.5)	(1.8)	1,328.6%
Total movement of cash and cash equivalents	(27.6)	(58.6)	-	(21.6)	(35.5)	-
Cash at the end of the period (*)	27.9	102.3	(72.8%)	27.9	102.3	(72.8%)

(*) excluding short-term securities

At the end of June 2003, the Agora Group had PLN 27.9 million of cash (cash at hand, bank accounts) and PLN 51.4 million of short-term securities.

Considering the Agora's cash position and an unused portion of the credit line (PLN 500 million less the tranche drawn of PLN 139.5 million), the Agora Group does not anticipate any problems with its liquidity, in regard to its further investment plans.

5.1 Net cash flow from operating activities for the first half of 2003 includes, among others, payments from former majority shareholders of AMS S.A. resulting from the agreement between these shareholders and Agora SA concerning a sale of receivables by AMS S.A. (PLN 8.1 million) to BB Investment, as well as AMS S.A. revenue (net PLN 6.9 million) from BB Investment advertising executed by virtue of the said agreement. Additionally, in the first quarter of 2003 AMS S.A. repaid a PLN 8.5 million of its trade liabilities (the decrease in trade liabilities by the said amount).

5.2 Net cash flow from investment activities in the first half of 2003 includes: expenditure on the tangible fixed assets in the amount of PLN 17.8 million (including sale and liquidation of fixed assets, the net expenditure amounted to PLN 17.5 million) and on short-term securities (PLN 48.4 million). Inflow from investment activities includes the payment from the former majority shareholders of AMS S.A. in the amount of PLN 10 million made to AMS S.A., resulting from the referred herein agreement between these shareholders and Agora SA, concerning the compensation for loss on investment in IDM Serwis Sp. z o. o.

5.3 Net cash flow from financing activities in the first half of 2003 includes:
- payment of a dividend of PLN 1.0 million by the subsidiary company IM 40 Sp. z o.o. to its minority shareholders;
- PLN 5.2 million of interest expense on loans and commercial papers;
- PLN 9.0 million as repurchase of bonds by AMS S.A;
- repayment of the principal of bank loans in the amount of PLN 14.1 million (incl. PLN 14.0 million by AMS S.A.);
- drawing a bank loan by AMS S.A. in the amount of PLN 3.9 million.

File No.: 82 – 4941

III. OPERATING REVIEW – MAJOR BUSINESSES OF THE AGORA GROUP

III.A. PRESS

1. THE RESULTS OF THE PRESS

As of the second quarter of 2002, the press segment of Agora S.A expanded by the acquisition of magazine business. The results of the Magazines have been presented in further part of this report.
To enhance comparability, the results of the press segment excluding the Magazines are presented below.

in PLN million	II Q 2003	II Q 2002	% change yoy	I H 2003	I H 2002	% change yoy
Total revenue	170.4	182.5	(6.6%)	324.9	346.8	(6.3%)
incl. copy sales	42.4	43.7	(3.1%)	89.4	92.4	(3.3%)
incl. ad revenue	116.4	132.3	(12.0%)	213.0	241.8	(11.9%)
Total operating cost	(135.3)	(138.0)	(2.0%)	(270.8)	(272.2)	(0.5%)
Raw materials and energy	(36.4)	(40.8)	(10.8%)	(76.3)	(81.8)	(6.8%)
incl. newsprint for *Gazeta Wyborcza* purchased by Agora	(23.0)	(29.9)	(23.1%)	(49.6)	(59.5)	(16.6%)
Staff cost	(42.8)	(43.6)	(1.8%)	(85.7)	(86.0)	(0.3%)
incl. payroll	(35.1)	(35.9)	(2.3%)	(70.5)	(70.7)	(0.3%)
D&A	(19.6)	(19.7)	(0.6%)	(39.1)	(38.3)	2.0%
Other cost	(36.5)	(33.9)	7.4%	(69.7)	(66.1)	5.5%
Total operating cost (excluding D&A)	(115.7)	(118.3)	(2.3%)	(231.7)	(233.9)	(0.9%)
Full time employment at the end of the period	2,973	3,014	(1.3%)	2,973	3,014	(1.3%)
EBIT	35.1	45.3	(22.4%)	54.1	75.3	(28.2%)
EBIT margin	20.6%	24.8%	(4.2 pp)	16.6%	21.7%	(5.1 pp)
EBITDA	54.7	65.0	(15.8%)	93.2	113.6	(18.0%)
EBITDA margin	32.1%	35.6%	(3.5 pp)	28.7%	32.8%	(4.1 pp)

2. GAZETA WYBORCZA

In the first half of 2003, revenue generated by *Gazeta Wyborcza* (copy sales, advertising and inserts) accounted for 70.0% of the Agora Group's revenue.

2.1 REVENUE

Copy sales
In the period of January-May 2003, (audited data on copy sales of dailies for June 2003 are not yet available), *Gazeta Wyborcza*'s share in copy sales of all dailies reached 17.9% (measured on the basis of dailies registered with ZKDP) and recorded a 0.5 pp increase yoy (in copy sales of all general interest daily papers, *Gazeta* had 46.3% share and posted a 3.3 pp increase yoy).
An average daily number of copies sold of *Gazeta Wyborcza* in the first half of 2003 amounted to 421.7 thousand and was 2.9% lower than in the first half of 2002. The downward trend seems to reverse – in June, *Gazeta's* average number of copies sold recorded a 1.6% yoy increase and according to Agora's preliminary data, July's paid circulation of the newspaper is not lower than in July 2002.
Gazeta continues to be a leader in the paid dailies readership market. In spite of a slight decline in the number of copies sold in the first half of 2003, the newspaper's readership remained stable yoy. In the period of January-June 2003, the weekly readership of *Gazeta Wyborcza* reached 18.8% yoy (source: PBC General surveys carried out by SMG/KRC A MILLWARD BROWN COMPANY, CCS ratio – the seasonal cycle readership) and its readership reach among readers of paid dailies amounted to 30.6%.
In the first half of 2003, *Gazeta*'s revenue from copy sales amounted to PLN 89.3 million (down 2.5% yoy).

Advertising sales

In the first half of 2003, the advertising expenditure in the paid daily press recorded a 10.7% decline, while *Gazeta*'s share in the paid dailies advertising market fell by 1.5 pp to 47.9% (*Gazeta*'s share in the national advertising market fell to 63.0% (2.3 pp down), in the Warsaw advertising market decreased by 3.8 pp to 82.1% and in other local markets increased by 0.9 pp to 28.2%).

In spite of the market's general decline in the period of January-June 2003, *Gazeta*'s revenue from several major ad categories of the national dailies market increased. In the announcements ad category – one of four key advertising categories of the national dailies market – *Gazeta*'s revenue increased by 6% and its share grew by 7 pp. In the employment category *Gazeta* recorded a 1% increase in revenue and 1 pp increase in share. In the finance category, it grew its share by a 1 pp while the total category declined by 30% yoy.

The two largest advertising categories of the national dailies recorded a decline in the first half of 2003, namely automotive (down by 11% yoy) and telecommunications (by 7% yoy). *Gazeta*'s revenues from the said categories in the national dailies market also decreased by 13% and 14%, respectively.

In the first half of 2003, in the market of all daily papers, *Gazeta's* revenue in the employment category increased by 5% whereas its share grew by 2 pp. Although the adspend in announcements and real estate categories is still in decline, *Gazeta Wyborcza*'s share in revenue from the said categories increased by 3 pp and 2 pp yoy, respectively.

Total advertising sales of *Gazeta Wyborcza* fell by 11.9% and reached PLN 202.3 million in the first half of 2003 (incl. PLN 97.3 million from national ads, PLN 46.3 million from Warsaw ads, and PLN 58.7 million from local ads). *Gazeta*'s average net revenue per ad page was PLN 5,421. The share of ad pages in the total page count reached 42.9% and the average number of ad pages published per day in local and national *Gazeta's* editions amounted to 248.8 (down 0.8% yoy).

Revenue from *Gazeta*'s inserts in the first half of 2003 fell by 26.1% and was PLN 6.6 million.

2.2 COST OF PRODUCTION of Gazeta Wyborcza (newsprint and printing services)

In the first half of 2003, *Gazeta*'s production volume in pages decreased by 4.7% yoy (a total of 9.0 billion pages were printed).

Production materials (mainly newsprint purchased by Agora) and external printing services are exposed to the foreign exchange risk (EURO appreciation vis a vis Polish zloty). In the first half of 2003, an average PLN/EURO exchange rate grew by about 16.6% yoy.

As of March 2003, Gazeta Wyborcza's cost structure changed: external printing plants provide Gazeta with printing services performed on their own newsprint (previously the newsprint was supplied by Agora). As a result, from the second quarter of 2003, cost of printing services in external plants (printing and newsprint provided by the external plant) increased while the use of newsprint purchased by Agora for the production of Gazeta Wyborcza decreased.

Cost of external printing of *Gazeta* amounted to PLN 13.2 million in the first half of 2003 (up 38.9% yoy) and PLN 9.3 million in the second quarter of 2003 (up 88.7% yoy). A substantial increase in the cost of external printing services results from the inclusion of the cost of newsprint which before March 2003 was supplied by Agora. Agora outsources printing of products that require heat-set technology (among others, *High Heels*, *Color Magazine*, cover of the *TV Guide*). In the said period, a total of 0.8 billion pages were printed externally (24.1% less than in the first half of 2002), which accounted for 9.2% of the total production volume. This drop in volume of the outsourced production results primarily from changing of the format of the *TV Guide* (as of October 4, 2002) and transferring production of *The Cartoons* supplement to Agora's own plant (as of September 20, 2002).

In-house printing cost (*) of *Gazeta* (Bialoleka, Pila, Agora Poligrafia) reached PLN 44.7 million in the first half of 2003, 83.5% of which was fixed cost.
In the first half of 2003, a total of 8.2 billion pages were printed internally (down 2.2% yoy).

In-house printing cost of *GW* (*) in PLN million	II Q 2003	II Q 2002	% change yoy	I H 2003	I H 2002	% change yoy
Total fixed cost	18.9	17.5	7.8%	37.3	36.4	2.5%
incl. D&A	10.3	8.7	18.2%	20.3	18.0	12.6%
Variable cost (*)	4.0	3.2	24.4%	7.4	6.2	18.4%
TOTAL fixed and variable costs	22.9	20.7	10.3%	44.7	42.6	4.8%

(*) excluding newsprint purchased by Agora — this cost item has been discussed below

An increase in D&A in the first half of 2003 results from printing presses and other printing equipment put in use in October 2002.
An increase in variable cost results chiefly from higher PLN/EURO exchange rate.
Cost of newsprint purchased by Agora for the production of *Gazeta Wyborcza* amounted to PLN 49.6 million and was 16.6% lower than in the first half of 2002. A total of 24.3 thousand tons of newsprint were used, which was 13.0% less yoy. An average EURO newsprint price per ton in the first half of 2003 fell by about 15.9% yoy.
In the second quarter of 2003, the cost of newsprint reached PLN 23.0 million (down 23.1% yoy).
In the first half of 2003, total cost of newsprint, external printing services and in-house printing ex. D&A, related to *Gazeta Wyborcza* amounted to PLN 87.2 million and was lower by 6.8% than in the first half of 2002.

3. FREE PRESS

On July 16, 2003 the President of the Office for Competition and Consumer Protection (UOKiK) passed a decision concerning a contract signed in June 2001 between the City of Warsaw and TPP Sp. z o.o. (the publisher of Warsaw daily *Metropol*). The contract regulated publishing and distribution of free daily press in the Warsaw public transport network. The City committed itself not to sign any similar contract with other publishers for the period of 10 years (exclusivity for a period of 10 years).
By virtue of the investigation performed at Agora's request, the President of UOKiK resolved that as the contract induces the practice of unfair competition it should be abandoned with the order of immediate enforceability. This means that TPP Sp. z o.o. lost exclusive rights to distribute papers through containers located at bus stops and subway stations.
Simultaneously, the City of Warsaw and TPP Sp. z o. o. were imposed fines in the amount of PLN 16 thousand and PLN 400 thousand, respectively.

3.1 Metro

The free newspaper *Metro* is distributed in two Polish cities: twice a week in Warsaw and once a week in Katowice. An average daily circulation in June 2003 was at the level of 175 thousand copies in Warsaw and 67 thousand in Katowice.
In the first half of 2003, *Metro's* share in the Warsaw free press market increased by 10.2 pp yoy to 27% (up 11.3 pp yoy to 31.1% in the second quarter of 2003).
In the first half of 2003, the revenue of *Metro* reached PLN 1.9 million and was higher than the total cost of production materials, distribution and editorial, which amounted to PLN 1.5 million.

3.2 Free Gazeta Wyborcza

Free Gazeta Wyborcza has been distributed on Sundays :
- since April 2002 – *Gazeta Wyborcza – A Week in Bydgoszcz* with an average circulation of 15,000 copies,
- since March 2003 – *Gazeta Wyborcza – A Week in Torun* with an average circulation of 14,100 copies,
- since April 2003 – *Gazeta Wyborcza – A Week in Bialystok* with an average circulation of 12,000 copies.

In the first half of 2003, revenue from publishing *Free Gazeta Wyborcza* was higher than the total cost of production materials, distribution and editorial.

File No.: 82 – 4941

4. THE MAGAZINES

In the first half of 2003, the magazine advertising market increased by 2.6% yoy (up 6.5% in the second quarter of 2003 yoy). The share of Agora's magazines in the magazine advertising market (excluding the *City Magazine* free monthlies) stood at the level of 4.9% both in the first half of 2003 and in the second quarter of 2003.

The magazines attracted 5.2 million readers, which corresponds to 21% readership reach among readers of national magazines in Poland in the first half of 2003 (source: PBC General surveys, performed by SMG/KRC Poland Media S.A., CCS ratio – the seasonal cycle readership).
As the Magazines were incorporated to the Agora Group in mid-April of 2002, with the purchase of the enterprise of Proszynski i S-ka - Czasopisma Sp. z o. o., the figures for the second quarter and the first half of 2003 are incomparable to the data for the corresponding periods of 2002. The second quarter of 2003 compared to the first quarter of 2003 is presented in the table below. The comparable quarterly data for 2003 and 2002 shall be presented starting from the third quarter of 2003.

THE RESULTS OF THE MAGAZINES

in PLN million	II Q 2003	I Q 2003	IIQ'03 vs. IQ'03	I H 2003
Total revenue	22.03	15.76	39.8%	37.79
incl. copy sales	12.72	9.13	39.3%	21.85
incl. advertising revenue	9.26	6.61	40.1%	15.87
Operating cost WITHOUT PROMOTION	(17.55)	(14.83)	18.3%	(32.38)
Printing services (*)	(8.61)	(6.66)	29.4%	(15.27)
Payroll and other staff cost	(4.78)	(4.60)	3.8%	(9.38)
D&A(**)	(1.65)	(1.65)	0.2%	(3.30)
Others	(2.51)	(1.92)	30.4%	(4.43)

(*) the whole volume of the Magazines was printed externally (printing services include the purchase of paper)
(**) the amortization of the acquired publishing rights to the magazine titles amounted to PLN 2.9 million in the first half of 2003

Total operating profit before promotion	4.5	0.9	383.0%	5.4
Promotion	(10.8)	(4.2)	158.8%	(15.0)
EBIT	(6.3)	(3.3)	-	(9.6)
EBIT margin	(28.6%)	(20.5%)	(8.1 pp)	(25.2%)
EBITDA	(4.6)	(1.6)	-	(6.2)
EBITDA margin	(21.1%)	(10.1%)	(11.0 pp)	(16.5%)
Full-time employment at the end of the period	226	221	2.3%	226
Average monthly circulation [million copies] (total circulation of all titles)	2.0	1.8	11.0%	1.9

In the second quarter of 2003, Agora continued the strategy of building copy sales and readership position of its magazines in order to significantly improve their share in the advertising market in the following years. Hence the significant rise in cost of promotion.

New automotive monthly *Auto+* (the first issue in February 2003), which replaced *Motomagazyn,* strengthens its position in the market. All four issues of the new magazine published so far have sold very well; on average 87,600 copies were sold, including May's edition, accompanied by a DVD, which sold 143,600 copies. In comparison, *Motomagazyn's* average copy sales stood at 32,000 in 2002.

In March 2003, revamped *Poradnik Domowy* (Good Housekeeping) entered the market. The monthly received more attractive layout, accentuated logo, bigger size as well as better paper. The average paid circulation of the first three issues of new *Poradnik Domowy* reached 454,000 copies and was higher by 1% than the circulation of similar issues in 2002. *Poradnik Domowy's* recent performance seems good in comparison with the direct competition results. The changes were also well received by the clients. The magazine attracted new brands that had not advertised here before (L'Oreal or Nivea).

The first issue of the refreshed *Wiedza i Zycie* (Science and Life) came out on April 25, 2003. The magazine was given a new layout and logo, as well as higher pagecount. It is also richly illustrated. The first two issues posted record copy sales of 82,000 (twice the number recorded in 2002).

The first new issue of a face-lifted *Dziecko* (Child) was released in June 2003.The monthly received more attractive layout and logo, larger size and higher quality paper.

The market launch of all of the above mentioned titles was supported by an intensive promotional campaign in television and media belonging to the Agora Group, such as outdoor (AMS's panels), *Gazeta Wyborcza*, the *gazeta.pl* portal and magazines.

In the second quarter of 2003, many special editions of the magazines were published:
Zdrowa Byc (Keep Healthy) – special edition of *Poradnik Domowy*;
Dach Twojego Domu (the Roof of Your House) – special edition of *Ladny Dom* (House Beautiful);
Swiat Skuterow (Moped World) – special edition of *Swiat Motocykli* (Motorcycle World);
Pierwszy Rok Zycia (the First Year of Life) – special edition of *Dziecko*;
Kuchnie (Kitchens) – special edition of *Cztery Katy* (Hearth&Home);
Ogrod i Dzialka – 101 Pomyslow (Garden and Cottage –101 Ideas) and *Woda w Ogrodzie* (Waters in the Garden) – special editions of *Ogrody* (Gardens);
Balkony i Tarasy (Balconies and Terraces) – special edition of *Kwietnik* (Flower and Garden).
Special editions generate additional revenue and work as a market research tool, which provides the managers with information that helps them make decisions on new publications.

As of April 1, 2003, Agora terminated the contract for outsourcing handling of the magazines' subscriptions. Since then, subscriptions have been handled by the Company's Distribution Department. The change should result in better quality of services and cost optimization.

Websites for each of the magazines have also been launched.

In the first half of 2003, special controlling division devoted exclusively to magazines was set up. Furthermore, the marketing and sales teams were strengthened by adding managers who were previously successful at *Gazeta*.

III.B. AMS

As at June 30, 2003, Agora's stake in AMS S.A. share capital reached 99.72%, which enabled it to execute 99.76% of votes at the General Meeting of Shareholders of the company.

In the third quarter of 2002, Agora SA began the process of acquiring AMS S.A. Until September 30, 2002 the shares purchased by Agora SA constituted 16.63% of AMS share capital and 29.92% of total voting rights at the General Meeting of Shareholders. As for September 30, 2002 AMS S.A. was classified as the associated company and the investment in AMS S.A. shares was accounted for using the equity method.

In the fourth quarter of 2002, Agora SA increased its stake in AMS S.A. share capital to 99.48%, which enabled it to execute 99.57% of votes at the General Meeting of Shareholders of the company. As a consequence, from the fourth quarter of 2002, the financial results and the Balance Sheet of the AMS Group (AMS S.A., Adpol Sp. z o.o., Akcent Media Sp. z o.o.) are consolidated with the Agora Group by means of the full method.

In the fourth quarter of 2002, we started to restructure the AMS S.A. liabilities toward banks and overdue trade payables. The process continued in the first quarter of 2003. Short-term bank loans and commercial papers were

in majority paid back or replaced by long-term loans from Agora SA. Until December 31, 2002, Agora's loans granted to AMS S.A. totaled PLN 55 million. Majority of the amount was used for the repayment of bank loans (PLN 53 million). During the first two months of 2003, Agora granted loans to AMS S.A. totaling PLN 10 million. In March 2003, AMS S.A. repaid PLN 34.9 million from the total amount of debt, reducing its level toward Agora to PLN 30.1 million.

Also, in March 2003, Agora paid in cash for the new issue of shares of AMS S.A. in the amount of PLN 30 million. As at May 15, 2003, the increase in the AMS' share capital was entered into commercial register.

Agora informed about loans granted and new issue of shares of the AMS in the following reports dated January 14, 2003, February 13, 2003, March 14, 2003, May 15, 2003, respectively.

Agora's financing was also partly used to reduce the amount of the overdue trade payables.

In the first half of 2003, AMS S.A. repaid almost PLN 23.0 million of its short-term liabilities (commercial papers and bank loans) and consequently reduced its liabilities to PLN 6.1 million (as at June 30, 2003).

In the first quarter of 2003, the final settlement of the payments of former majority shareholders of AMS S.A. took place (as a result of the agreement between these shareholders and Agora S.A. obligating them to sell their stakes in AMS S.A.).

In the fourth quarter of 2002 and the first quarter of 2003, the total amount of payments received by AMS S.A. by means of execution of the above mentioned agreement amounted to PLN 18.4 million and PLN 25.0 million (excluding VAT), respectively.

1. THE IMPACT OF THE CONSOLIDATION OF THE FINANCIALS OF THE AMS GROUP ON THE MAJOR ITEMS OF THE PROFIT AND LOSS ACCOUNT

in PLN million		I H 2003
	Sales	46.1
	Operating profit (loss)	(1.8)
	Profit on financial activity	(1.3)
	Profit (loss) before income taxes	(3.1)
	Income taxes	(0.2)
	Minority interests	(0.1)
	Net profit (loss)	(3.4)

The table above provides information on the differences between the consolidation of the Agora Group and pro forma consolidation of the Group excluding AMS Group.

2. THE RESULTS OF THE AMS GROUP (Art Marketing Syndicate S.A., Adpol Sp. z o.o., Akcent Media Sp. z o.o.)

In the first half of 2003, the estimated share of AMS in the outdoor market fell by 1.5 pp to 26.9% (in 12 largest cities, source: AMS based on rate card data of *MEDIA WATCH* monitoring 2003 – *distribution, coping and reproduction possible only under the permission of Media Watch, tel. +48 71 341 47 11*). The data does not include campaigns carried out in smaller cities (outside the 12 largest agglomerations), where AMS is the undisputed leader.

PROFIT AND LOSS ACCOUNT OF THE AMS GROUP

in PLN million	II Q 2003	II Q 2002	% change yoy	I H 2003	I H 2002	% change yoy
Sales	32.0	29.4	9.0%	55.7	51.2	8.6%
incl. ad sales	31.8	28.8	10.5%	55.2	50.0	10.2%
Operating cost	(29.3)	(43.4)	(32.4%)	(53.7)	(77.7)	(31.1%)
Raw materials and energy	(1.6)	(1.9)	(15.6%)	(2.7)	(3.0)	(10.4%)
Payroll and staff cost	(4.0)	(4.5)	(11.5%)	(7.4)	(9.1)	(18.7%)
D&A	(4.8)	(5.1)	(5.2%)	(9.7)	(10.2)	(4.7%)
Other operating expenses	(18.9)	(31.9)	(40.7%)	(33.9)	(55.4)	(39.0%)
incl. rental fees for outdoor panels	(12.2)	(11.8)	3.4%	(22.0)	(24.3)	(9.7%)
Operating profit (loss)	2.7	(14.0)	-	2.0	(26.5)	-
Result from financial activity	0.3	(6.9)	-	(2.1)	(8.7)	-
incl. evaluation of embedded derivatives	1.2	(3.8)	-	0.3	(3.8)	-
Profit (loss) before income taxes	3.0	(20.9)	-	(0.1)	(35.1)	-
Net profit (loss)	2.7	(20.8)	-	(0.3)	(35.6)	-
EBIT	2.7	(14.0)	-	2.0	(26.5)	-
EBIT margin (EBIT/Revenue)	8.4%	(47.8%)	56.2 pp	3.7%	(51.8%)	55.5 pp
EBITDA	7.0	(9.4)	-	10.7	(17.3)	-
EBITDA margin (EBITDA/Revenue)	21.8%	(32.1%)	53.9 pp	19.2%	(33.8%)	53.0 pp
Full time employment at the end of the period	304	371	(18.1%)	304	371	(18.1%)
Number of advertising faces (*)	23,170	23,723	(2.3%)	23,170	23,723	(2.3%)

(*) excludes advertising panels of Akcent Media Sp. z o.o. installed on petrol stations

An improvement in the financials of the AMS Group in 2003 compared to 2002 is the effect of restructuring measures (staff cuts, reducing the size of the panels network, renegotiations of the rental fees and cost of servicing advertising campaigns).

The increase in revenue resulted chiefly from:

- the PLN 9.5 million revenue from the advertising campaigns for the companies in which Agora SA holds stakes (including PLN 9.3 million for the companies consolidated by means of the full consolidation method);
- the PLN 4.9 million advertising revenue from the former majority shareholder of AMS S.A. (pursuant to the provisions of the agreement on the sale of AMS shares), received in full in the first quarter of 2003.

The said improvement in the financial results and margins (EBIT/EBITDA) visible in the first half of 2003, results partly from revenue gained in the first quarter of 2003 for granting access to the panel system to the former majority shareholder of AMS, which was part of the agreement signed in 2002 and which did not - in most cases - involve any additional costs of the campaign. This revenue and lack of related cost were one-off hence influenced the financial results of AMS only in the first quarter of 2003.

In the second quarter of 2003, AMS's management continued restructuring of the company's operations. The changes in the sales area include:

- signing of the agreements on general rules of cooperation in 2003 with biggest media houses;

integration of the advertising campaign booking staff with the sales team (with an aim to enhance the quality of customer service).

Changes in operating activity include:

- moving the headquarters to Warsaw; at the moment, all the major divisions of AMS are based in one place, which increases organizational flexibility through: (i) enhancing internal communication, (ii) shortening time for making optimal decisions, (iii) integration of sales, customer service and maintenance teams;
- the finalization of staff reorganization and the necessary optimization of employment which enabled the company to reduce the number of core business positions by about 15%;
- the beginning of the technical quality enhancement program of the AMS panels (the program encompasses renovation of the billboard system, increasing the quality of lightening and exposure of the posters on the backlight panels as well as improving the lightening quality of the citylight panels).

In the second quarter of 2003, the activities concerning development of the system of panels include:

- further development of the sophisticated backlight panel system (6x3m) in Warsaw through installing 34 new faces in best locations in the city (up around 15% yoy);further development of the citylight panels system at bus stops within the framework of the contracts signed with the city councils.

III.C. RADIO

As for the end of the second quarter of 2003, Agora SA held stakes in 24 companies of radio business in Poland (4-100% of share capital), which enabled Agora to influence the management process in 28 local radio stations (27 broadcasting their programs) and the superregional radio station *TOK FM.*
The development of the radio group is one of the elements in Agora's growth strategy. Therefore, Agora actively expands its local radio group by acquiring new stations (Agora's portfolio grew by 4 new local radio stations vs. June 2002 status), as well as increasing its stake in the stations already in the portfolio. Agora guarantees financing for the radio companies which have not yet reached profitability.

Building up a strong market position by the new stations is the key element of the growth strategy of the Radio Group for the upcoming years.

1. THE INFLUENCE OF THE RADIO RELATED COMPANIES ON THE FINANCIALS OF THE AGORA GROUP

The first consolidated statement of the Agora Group including subsidiary and associated companies in the radio business was prepared for the second quarter of 2002 (19 companies of the radio business).

In the second quarter of 2003, 22 radio related companies were included in the consolidation (the list of companies and Agora's stake in their respective share capital was presented in part II point 1 of this report). Two companies operating in the radio business, in which Agora owns shares, are not consolidated as they are immaterial from the perspective of the accounting standards.

The influence of inclusion of 22 radio related companies in consolidation on the major items of the Profit and Loss Account of the Agora Group

in PLN million	I H 2003	I H 2002
Sales	11.6	14.3
Operating profit (loss)	(3.3)	(0.5)
Interest in net results of associates	(0.8)	(0.9)
Profit on financial activity	(1.4)	(1.4)
Profit (loss) before income taxes	(5.5)	(6.8)
Income taxes	(0.6)	(1.1)
Minority interests	(0.4)	(0.4)
Net profit (loss)	(6.5)	(8.3)

The table above provides information on the differences between: (i) consolidation of Agora SA, Agora Poligrafia Sp. z o.o., subsidiary and associated companies of the radio business and (ii) pro forma consolidation of Agora SA, Agora Poligrafia Sp. z o.o.

In sum, taking into account:
- the influence of consolidation of 22 radio related companies,
- the cost of the Radio division which supervises the radio stations,
- operating profits and cost of Agora SA referring to unconsolidated companies of the radio business,

the radio operations lowered the Group's net result by PLN 7.7 million in the first half of 2003.

2. THE RESULTS OF RADIO STATIONS

Local radio stations

Audience market data referred herein are based on Radio Track surveys, carried out by SMG/KRC A MILLWARD BROWN COMPANY for the selected waves (months): January-June 2003 and January-June 2002, all the places, all the days and all the quarters of an hour of listening.
In the said period, the national radio stations strengthened their position in the market (of advertising and audience). Local radio stations, including Agora's stations, were losing their position. For example, in the first

half of 2003, the local and regional radio stations' share in national agency orders decreased from 26.1% to 22.3% yoy (source: Agora's estimates based on the data from the advertising market monitoring of CR Media). In the first half of 2003, the local radio stations group maintained the position of the third largest player– after RMF FM and Radio Zet – in the audience and radio advertising market in Poland:

- the share of Agora's local radio group in the audience market in a target group 20-50, for those local markets where Agora is present, amounted to 13.0% (a decrease by 1.9 pp in comparison with the first half of 2002);
- the share in the total radio advertising market decreased by 0.7 pp yoy to 10.9%.

In the first half of 2003, the share of Agora's radio stations in the advertising market of local radio stations increased by 3.6 pp and reached 34.2% yoy.

The Warsaw-based *Radio Pogoda* - belonging to Agora Group - is the leading station in the local radio advertising market. The station reached a 10.3% share in the advertising market of local radio stations in the first half of 2003. It is worth noting that the list of top ten local radio stations with the greatest share of the market includes three stations owned by Agora (apart from *Radio Pogoda* also *Radio Karolina* from Katowice and *Radio 88.4 FM* from Poznan).

The data presented below show the sum of financials of local radio stations operated by 23 radio companies in which Agora owns shares (the financials of the stations based in Poznan have been consolidated pro forma due to the specificity of their business activity).

Agora's local radio stations Group (*) in PLN million	II Q 2003	II Q 2002	% change yoy	I H 2003	I H 2002	% change yoy
Total revenue of the Group	11.2	11.6	(3.4%)	20.2	19.9	1.4%
Incl. ad revenue	10.5	11.1	(5.0%)	18.8	18.8	0.3%
Net profit	(3.4)	(3.0)	-	(8.1)	(4.8)	-
EBITDA	(1.4)	(0.8)	-	(4.3)	(1.2)	-
EBITDA margin (EBITDA/Revenue)	(12.4%)	(6.9%)	(5.5 pp)	(21.2%)	(5.9%)	(15.3 pp)
Full-time employment at the end of the period	418	415	0.7%	418	415	0.7%

(*) In June 2003, Agora's portfolio of radio stations extended by 4 new local stations (versus June 2002).

On December 31, 2002, one of Agora's stations (*Twoje Radio Walbrzych*) stopped broadcasting its radio program. The reason was the National Broadcast Council's refusal to renew the radio's license. The company appeals against the decision to the Supreme Administrative Court.
On June 11, 2003, Twoje Radio Sp. z o. o. with its seat in Walbrzych received a license to broadcast the radio program named *Twoje Radio 106.2 FM ZLOTE PRZEBOJE.*

On July 17, 2003 the Broadcast Council refused to renew the license for the radio program named *ROCK Radio 93.6 FM* operating in Katowice. The station owned by 90% by Agora SA, will appeal against the decision.

Superregional radio station TOK FM
Agora SA holds shares of Inforadio Sp z o.o. (constituting 41.6% of the share capital), which is the owner of superregional radio station *TOK FM.* In the first half of 2003, net revenue amounted to PLN 0.2 million (incl. ad revenue – 83.0% of the amount), EBITDA was negative PLN 1.4 million and net loss amounted to PLN 3.1 million.

III.D. INTERNET

in PLN million	II Q 2003	II Q 2002	% change yoy	I H 2003	I H 2002	% change yoy
Total revenue	2.0	1.7	17.0%	4.0	2.8	42.6%
Incl. advertising revenue	1.7	1.5	14.6%	3.4	2.4	44.6%
Operating cost	(6.4)	(8.1)	(21.2%)	(13.7)	(15.9)	(13.8%)
Incl. advertising and representation	(0.2)	(0.3)	(28.0%)	(0.7)	(0.6)	26.0%
Incl. D&A	(2.6)	(3.7)	(30.4%)	(6.3)	(7.4)	(15.3%)
Incl. payroll and other staff cost	(1.8)	(2.2)	(21.1%)	(3.5)	(4.5)	(21.9%)
EBIT	(4.4)	(6.4)	-	(9.6)	(13.0)	-
EBITDA	(1.8)	(2.7)	-	(3.4)	(5.6)	-
Full-time employment at the end of the period	70	97	(27.4%)	70	97	(27.4%)

IV. ADDITIONAL INFORMATION

- On June 25, 2003, the Annual General Meeting of Shareholders approved the Management Board report and the annual financial statements of Agora, as well as the consolidated financial statements of the Capital Group in 2002. The AGM adopted a resolution concerning the distribution of profit for financial year 2002 in the amount of PLN 72,618,777.55 in such a way that its part totaling PLN 144,285.34 should be distributed to finance loss from previous years resulting from merger with City Magazine Sp. z o.o. and the remaining part of the profit totaling PLN 72,474,492.21 should increase the reserve capital. Moreover, the AGM granted members of the Company's Management and Supervisory Board approval of the performance of their duties in financial year 2002.
- The Annual General Meeting of Shareholders also elected members of the Company's governing bodies. Mr. Tomasz Sielicki and Mr. Louis Zachary were elected to the Supervisory Board for another, three-year term of office. In connection with the termination of the Management Board office, the AGM also elected the Company's Management Board for a five-year tenure. The Management consists of Wanda Rapaczynski, Helena Luczywo, Piotr Niemczycki and Zbigniew Bak.
- The AGM also approved lists of employees subject to incentive plans (the total number of shares for this purpose was 1,070,292 series B shares and 13,909 series D shares) as well as the participation plan in 2003 (altogether 2,324,655 series B shares).
- On June 26, 2003, the Company disclosed the contents of statement concerning compliance with the principles of "Best Practices in Public Companies", approved by the Company's Supervisory Board and presented to the General Meeting of Shareholders on June 25, 2003. The wording of the Company's statement is available at the Agora's website: www.agora.pl.
- On June 9, 2003, the Company entered into an Annex no. 1 to the Agreement with the company Proszynski i S-ka S.A. Pursuant to Art. 3 item 2 of the Agreement, on February 18, 2003, Proszynski i S-ka paid PLN 620,748.66 to Agora SA, as an adjustment of the price of purchase. The adjustment comprised the difference between the amount of receivables of Proszynski i S-ka acquired by Agora as of the day of transfer of rights to the enterprise reduced by the amount of receivables collected by the Company as a result of applied vindication procedures and the total amount of receivables Agora did not regain. Taking into consideration that Agora intends to continue the vindication procedures until the end of the year 2003, the Annex stipulates that the enterprise purchase price will increase by 90% of the receivables which decreased the price pursuant to Art. 3 item 2 of the Agreement and which will be paid to Agora in 2003 as a result of the vindication procedures. The payment resulting from the adjustment of the price of purchase shall be made by Agora SA by January 31, 2004.
- In the current report of April 14, 2003, the Company informed on the sale of shares constituting 24% of share capital of the company Multimedia Plus Sp. z o.o. with its seat in Srem (Multimedia Plus), the broadcaster of a local radio program in Srem named *Rock Radio Wielkopolska*. As a result of sale of the above-mentioned shares, the Company's share in Multimedia Plus share capital amounts to 24% and entitles Agora SA to exercise 24% of voting rights at the shareholders meeting.
- In the current report of April 8, 2003, the Company informed about acquiring shares that constituted 45% of the share capital of the company named Radio Klakson Sp. z o.o. with the seat in Wroclaw, a broadcaster of three local radio programs named *BLUE FM* in Wroclaw, Zielona Gora, Opole. As a result of acquisition of the above mentioned shares, Agora holds 49% of Radio Klakson share capital, which entitles the Company to exercise 49% of votes at the shareholders meeting.

1. Changes in the holdings of shares and rights to shares during the second quarter of 2003 - Management Board members.

During the WSE trading sessions that took place between April 16 and 17, 2003 the Deputy President of the Management Board – Helena Luczywo sold 48,761 of Agora's ordinary bearer shares at the average price of PLN 41.96 per share. The Company disclosed the information concerning the disposal of shares in the current report dated April 18, 2003.

a. Shares	as of June 30, 2003	change	as of March 31, 2003

Wanda Rapaczynski	1,377,535	0	1,377,535
Piotr Niemczycki	1,855,680	0	1,855,680
Helena Luczywo	1,278,568	(48,761)	1,327,329
Zbigniew Bak	92,484	0	92,484

On June 25, 2003 the Annual General Meeting accepted granting the Management Board members the contingent right to acquire series B and series D shares of Agora in the total number given in the table below:

b. Right to shares	as of June 30, 2003	change	as of March 31, 2003
Wanda Rapaczynski	27,411	27,411	0
Piotr Niemczycki	27,011	27,011	0
Helena Luczywo	21,625	21,625	0
Zbigniew Bak	59,466	59,466	0

In case all conditions specified in the by-laws and rules of the incentive plans as well as in agreements between Agora SA and Agora-Holding Sp. z o.o. concerning, among others, conclusion of agreements establishing share lock-ups, members of the Management Board shall have the right to acquire shares at the nominal value.

2. Changes in the holdings of shares and rights to shares during the second quarter of 2003 - Supervisory Board members.

	as of June 30, 2003	**change**	**as of March 31, 2003**
Anna Fornalczyk	0	0	0
Brian Cooper	0	0	0
Tomasz Sielicki	33	0	33
Stanislaw Soltysinski*	-	-	-
Louis Zachary	0	0	0

* *Stanislaw Soltysinski invests in a "blind trust" fund.*

3. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders.

Due to the Company's best knowledge as of the day of publishing the financial statement for the second quarter of 2003, the following shareholders were entitled to exercise more than 5% of voting rights at the Company's General Meeting of Shareholders:

as of August 07, 2003	**no. of shares**	**% of share capital**	**no. of votes**	**% of voting rights**
Agora-Holding Sp. z o.o.	**14,673,976**	**25.85%**	**31,800,376**	**41.93%**
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company Americas	4,160,900	8.54%	4,160,900	5.49%

Changes in the structure of holdings of significant blocks of shares of the issuer since the publication of the quarterly report for the first quarter of 2003:

	no. of shares	**% of share capital**	**no. of votes**	**% of voting rights**
Agora-Holding Sp. z o.o.	**82,417**	**0.15%**	**82,417**	**0.11%**
Cox Poland Investment, Inc.	0	0%	0	0%
Deutsche Bank Trust Company Americas	(686,824)	(1.21%)	(686,824)	(0.91%)

V. POST BALANCE-SHEET EVENTS:

- On July 8, 2003, Agora SA acquired 44.0% of the share capital in the company under the business name Bis Media Sp. z o.o. with its seat in Lublin, the broadcaster of a local radio program *Radio Puls (Lublin)*. As a result of acquisition of the above-mentioned stake, Agora SA holds 48.99% in Bis Media share capital, which entitles the Company to 48.99% of voting rights at the General Meeting of Shareholders. The Company informed of the transaction in the current report of July 14, 2003.

- On July 9, 2003, 2,487,099 shares of Agora SA were admitted for trading on the main market of the Warsaw Stock Exchange. The Shares constituted 9% of all shares of Agora SA previously listed on the Warsaw Stock Exchange and 11% of shares held by shareholders entitled to exercise less than 5% of total voting rights at the General Meeting of Shareholders and the depositary bank for GDRs. The Shares were purchased by employees of Agora and other companies from Agora's capital group pursuant to stock participation programs executed by Agora in cooperation with Agora-Holding Sp. z o. o. 1.7 million of the shares were held by shareholders who acquired shares as a result of the Company's transformation into the joint stock company in 1998. The remaining shares were purchased from Agora-Holding Sp. z o. o. at the nominal value from 2000 to 2002.

VI. NOTES TO THE FINANCIAL STATEMENT

The financial statement was prepared in accordance with the International Financial Reporting Standards adopted by Agora for the purpose of valuing assets, liabilities and calculation of net profit for the day of report and presented in detail in the Introduction to the annual financial statement for the year of 2002.

As for June 30, 2003, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Agora Group's equity.

AGORA SA

File No.: 82 – 4941

AGORA GROUP FINANCIAL STATEMENT

(PRESENTED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Agora SA
Consolidated balance sheets as at 30 June 2003 and 2002
(all amounts in PLN thousands unless otherwise indicated)

	As at 30 June	
	2003	2002
Assets		
Long-term assets:		
Property, plant and equipment	855,471	818,900
Intangible assets	257,663	102,682
Investments	28,994	33,032
Investments in associates	9,946	5,890
	1,152,074	960,504
Current assets:		
Cash and cash equivalents	27,863	102,310
Short-term securities and other financial assets	51,403	2,527
Accounts receivable and prepayments	148,962	116,624
Inventories	13,162	15,139
	241,390	236,600
Total assets	1,393,464	1,197,104
Shareholders' equity and liabilities		
Shareholders' equity:		
Share capital	56,758	56,758
Share premium	353,646	353,646
Retained earnings and other reserves	660,909	648,409
	1,071,313	1,058,813
Minority interests	959	932
Long-term liabilities:		
Long-term borrowings	122,066	-
Deferred income taxes	44,407	25,384
	166,473	25,384
Long term provisions, deferred credits	15,875	9,600
Current liabilities:		
Accounts payable and accrued charges	115,298	102,375
Short-term borrowings	23,546	-
	138,844	102,375

AGORA SA

File No.: 82 – 4941

Total liabilities and shareholders' equity	1,393,464	1,197,104

Agora SA
Consolidated income statements for six months ended 30 June 2003 and 2002
(all amounts in PLN thousands unless otherwise indicated)

	6 months ended 30 June	
	2003	2002
Sales	426,235	382,864
Operating costs	(404,635)	(331,576)
Operating profit	21,600	51,288
Other non-recurring charges	-	-
Interest in results of associates	(851)	(863)
Gain on disposal of shares in an associate	322	-
Provision for losses on investments	(1,402)	(1,571)
Interest and financial items	(4,485)	5,343
Dividends received	-	-
Profit before income taxes	15,184	54,197
Income taxes	(6,459)	(8,368)
Minority interests	(491)	(423)
Net profit for the period	8,234	45,406
Earnings per share (in PLN)	0.15	0.80

Agora SA
Consolidated cash flow statements for six months ended 30 June 2003 and 2002
(all amounts in PLN thousands unless otherwise indicated)

6 months ended 30 June

AGORA SA

File No.: 82 – 4941

	2003	2002
Operating activities		
Operating profit	21,600	51,288
Depreciation of plant, property and equipment	61,704	50,329
Amortisation of intangible assets and goodwill	9,746	2,121
	93,050	103,738
Loss on disposal of plant, property and equipment	473	846
Movement in operating working capital	(25,191)	733
Net cash inflow before financial items and income taxes	68,332	105,317
Interest received net	376	4,770
Foreign exchange translation gains / (losses)	(726)	890
Tax returned / (paid)	2,119	(3,671)
Other expenses	(865)	(12,873)
Net cash from operating activities	69,236	94,433
Investing activities		
Capital expenditure, net	(17,480)	(94,048)
Investments in subsidiary and associate undertakings	(4,180)	(77,802)
Net cash on sale and purchase of other long-term investments	4,832	(12,588)
Redemption of and income from short-term securities	(48,483)	55,704
Net gains on forward foreign exchange contracts	-	555
Dividends received	-	-
Net cash used in investing activities	(65,311)	(128,179)
Financing activities		
Decrease in bank loans	(19,182)	-
Interest and fees paid	(5,353)	(1,788)
Dividends paid	(1,008)	-
Net cash from financing activities	(25,543)	(1,788)
Change in cash and cash equivalents	**(21,618)**	**(35,534)**
Movements in cash and cash equivalents		
At start of period	49,481	137,844
Decrease	(21,618)	(35,534)
At end of period	27,863	102,310

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2003
(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Share premium	Retained earnings	Other	Total
As at 31 December 2001	56,758	353,646	609,057	1,147	1,020,608
Adjustment from initial consolidation of certain subsidiaries and associates	-	-	(8,576)	-	(8,576)
Net profit for the period	-	-	51,047	-	51,047
As at 31 December 2002	56,758	353,646	651,528	1,147	1,063,079
Net profit for the period	-	-	8,234	-	8,234
As at 30 June 2003	56,758	353,646	659,762	1,147	1,071,313